Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2020
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	6	$1,012	$827
Financial assets	6	583	432
Accounts receivable and other	6	2,118	1,960
Inventory		225	242
Assets classified as held for sale		—	2,380
Current assets		3,938	5,841
Property, plant and equipment	7	27,999	23,013
Intangible assets	8	13,084	14,386
Investments in associates and joint ventures	9	4,700	4,967
Investment properties		451	416
Goodwill	5	6,269	6,553
Financial assets	6	934	763
Other assets		613	257
Deferred income tax asset		152	112
Total assets		$58,140	$56,308

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	6	$3,342	$2,410
Non-recourse borrowings	6,10	1,651	1,381
Financial liabilities	6	632	329
Liabilities directly associated with assets classified as held for sale		—	1,319
Current liabilities		5,625	5,439
Corporate borrowings	6,10	2,882	2,475
Non-recourse borrowings	6,10	18,953	17,163
Financial liabilities	6	2,755	1,844
Other liabilities		2,844	2,570
Deferred income tax liability		4,419	4,620
Preferred shares	6	20	20
Total liabilities		37,498	34,131

Partnership capital
Limited partners	14	3,695	5,048
General partner	14	17	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	14	1,466	2,039
Class A shares of Brookfield Infrastructure Corporation	14	556	—
Exchange LP Units	14	10	18
Interest of others in operating subsidiaries		13,768	14,113
Preferred unitholders	14	1,130	935
Total partnership capital		20,642	22,177
Total liabilities and partnership capital		$58,140	$56,308

The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Revenues	13	$2,209	$1,664	$6,351	$4,942
Direct operating costs		(1,185)	(850)	(3,487)	(2,488)
General and administrative expenses		(86)	(75)	(219)	(200)
Depreciation and amortization expense	7,8	(411)	(317)	(1,186)	(932)
		527	422	1,459	1,322
Interest expense		(278)	(229)	(807)	(682)
Share of earnings from investments in associates and joint ventures	9	17	36	76	88
Mark-to-market on hedging items	6	(66)	70	57	104
Other income (expense)		16	(36)	(218)	(14)
Income before income tax		216	263	567	818
Income tax (expense) recovery
Current		(70)	(55)	(183)	(180)
Deferred		2	(3)	(54)	(14)
Net income		$148	$205	$330	$624

Attributable to:
Limited partners		$(26)	$29	$(41)	$65
General partner		46	41	137	118
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(11)	12	(19)	27
Class A shares of Brookfield Infrastructure Corporation		(4)	—	(14)	—
Exchange LP Units		—	—	—	—
Interest of others in operating subsidiaries		143	123	267	414
Basic and diluted (loss) income per limited partner unit(1):	14	$(0.12)	$0.06	$(0.22)	$0.13
1.Basic and diluted (loss) income per limited partner unit for the three and nine-month periods ended September 30, 2020 have been restated to reflect the impact of the special distribution on March 31, 2020. Refer to Note 2, Summary of Accounting Policies, for further details.
The accompanying notes are an integral part of the financial statements.

Q3 2020 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Net income		$148	$205	$330	$624
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Marketable securities, net of tax	6	13	(2)	59	27
Unrealized actuarial losses		(1)	—	(3)	(12)
Investment in associates and joint ventures	9	1	—	—	—
Tax impact of remeasurement of revaluation surplus and other		—	—	(28)	—
		13	(2)	28	15
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		260	(732)	(1,460)	(499)
Cash flow hedge	6	16	(15)	(249)	(70)
Net investment hedge	6	(37)	43	93	14
Taxes on the above items		5	1	55	13
Investment in associates and joint ventures	9	(37)	62	(3)	(10)
		207	(641)	(1,564)	(552)
Total other comprehensive income (loss)		220	(643)	(1,536)	(537)
Comprehensive income (loss)		$368	$(438)	$(1,206)	$87

Attributable to:
Limited partners		$26	$(190)	$(563)	$(164)
General partner		46	40	134	117
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		11	(79)	(237)	(68)
Class A shares of Brookfield Infrastructure Corporation		4	—	(5)	—
Exchange LP Units		—	(1)	(2)	(1)
Interest of others in operating subsidiaries		281	(208)	(533)	203
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive loss(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – class A shares of BIPC	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at June 30, 2020	$5,520	$(2,087)	$547	$(157)	$3,823	$17	$2,328	$(893)	$128	$(43)	$1,520	$576	$12	$11,860	$935	$18,743
Net (loss) income	—	(26)	—	—	(26)	46	—	(11)	—	—	(11)	(4)	—	143	—	148
Other comprehensive income	—	—	—	52	52	—	—	—	—	22	22	8	—	138	—	220
Comprehensive (loss) income	—	(26)	—	52	26	46	—	(11)	—	22	11	4	—	281	—	368
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(143)	—	—	(143)	(46)	—	(59)	—	—	(59)	(22)	(1)	—	—	(271)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	—	(3)	—	—	(3)	(1)	—	—	—	(12)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	18
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(131)	—	(131)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Other items(1),(4)	2	16	(7)	(16)	(5)	—	—	7	(3)	(7)	(3)	(1)	(1)	(33)	—	(43)
Balance as at September 30, 2020	$5,524	$(2,248)	$540	$(121)	$3,695	$17	$2,328	$(959)	$125	$(28)	$1,466	$556	$10	$13,768	$1,130	$20,642

1.Refer to Note 16 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 14 Partnership Capital.
3.Refer to Note 15 Distributions.
4.Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.
Q3 2020 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at June 30, 2019	$4,938	$(1,144)	$502	$225	$4,521	$23	$2,078	$(492)	$109	$120	$1,815	$21	$8,918	$935	$16,233
Net income	—	29	—	—	29	41	—	12	—	—	12	—	123	—	205
Other comprehensive loss	—	—	—	(219)	(219)	(1)	—	—	—	(91)	(91)	(1)	(331)	—	(643)
Comprehensive income (loss)	—	29	—	(219)	(190)	40	—	12	—	(91)	(79)	(1)	(208)	—	(438)
Unit issuance(2)	553	—	—	—	553	—	250	—	—	—	250	—	—	—	803
Partnership distributions(3)	—	(147)	—	—	(147)	(41)	—	(62)	—	—	(62)	(1)	—	—	(251)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	—	(4)	—	—	(4)	—	—	—	(12)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	49	—	49
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(176)	—	(176)
Other items(1)	1	—	8	—	9	—	—	—	(8)	—	(8)	(1)	—	—	—
Balance as at September 30, 2019	$5,492	$(1,270)	$510	$6	$4,738	$22	$2,328	$(546)	$101	$29	$1,912	$18	$8,583	$935	$16,208

1.Refer to Note 16 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 14 Partnership Capital.
3.Refer to Note 15 Distributions.
4.Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – class A shares of BIPC	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2020	$5,495	$(1,430)	$510	$473	$5,048	$24	$2,328	$(613)	$101	$223	$2,039	$—	$18	$14,113	$935	$22,177
Net (loss) income	—	(41)	—	—	(41)	137	—	(19)	—	—	(19)	(14)	—	267	—	330
Other comprehensive (loss) income	—	—	—	(522)	(522)	(3)	—	—	—	(218)	(218)	9	(2)	(800)	—	(1,536)
Comprehensive (loss) income	—	(41)	—	(522)	(563)	134	—	(19)	—	(218)	(237)	(5)	(2)	(533)	—	(1,206)
Unit issuance(2)	7	—	—	—	7	—	—	—	—	—	—	—	—	—	—	7
Partnership distributions(3)	—	(444)	—	—	(444)	(139)	—	(182)	—	—	(182)	(44)	(3)	—	—	(812)
Partnership preferred distributions(3)	—	(25)	—	—	(25)	—	—	(9)	—	—	(9)	(2)	—	—	—	(36)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(866)	—	(866)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	63	—	63
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(778)	—	(778)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Issuance of class A shares of BIPC(2),(6)	—	(398)	(61)	18	(441)	(2)	—	(174)	(14)	5	(183)	626	—	—	—	—
Other items(1),(4)	22	90	91	(90)	113	—	—	38	38	(38)	38	(19)	(3)	(4)	—	125
Balance as at September 30, 2020	$5,524	$(2,248)	$540	$(121)	$3,695	$17	$2,328	$(959)	$125	$(28)	$1,466	$556	$10	$13,768	$1,130	$20,642

1.Refer to Note 16 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 14 Partnership Capital.
3.Refer to Note 15 Distributions.
4.Refer to Note 5 Acquisition of Businesses.
5.Refer to Note 4 Disposition of Businesses.
6.Refer to Note 2 Summary of Accounting Policies.

The accompanying notes are an integral part of the financial statements.

Q3 2020 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2019	$4,911	$(856)	$249	$209	$4,513	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668
Net income	—	65	—	—	65	118	—	27	—	—	27	—	414	—	624
Other comprehensive loss	—	—	—	(229)	(229)	(1)	—	—	—	(95)	(95)	(1)	(211)	—	(537)
Comprehensive income (loss)	—	65	—	(229)	(164)	117	—	27	—	(95)	(68)	(1)	203	—	87
Unit issuance(2)	557	—	—	—	557	—	250	—	—	—	250	—	—	—	807
Unit repurchases(2)	(28)	—	—	—	(28)	—	—	—	—	—	—	—	—	(1)	(29)
Partnership distributions(3)	—	(428)	—	—	(428)	(117)	—	(179)	—	—	(179)	(3)	—	—	(727)
Partnership preferred distributions(3)	—	(25)	—	—	(25)	—	—	(12)	—	—	(12)	—	—	—	(37)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	1,933	—	1,933
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(667)	—	(667)
Other items(1),(2)	52	(26)	261	26	313	—	—	(12)	98	12	98	(49)	(189)	—	173
Balance as at September 30, 2019	$5,492	$(1,270)	$510	$6	$4,738	$22	$2,328	$(546)	$101	$29	$1,912	$18	$8,583	$935	$16,208
1.Refer to Note 16 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 14 Partnership Capital.
3.Refer to Note 15 Distributions.
4.Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2020	2019	2020	2019
Operating Activities
Net income		$148	$205	$330	$624
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	9	3	46	75	78
Depreciation and amortization expense	7,8	411	317	1,186	932
Mark-to-market on hedging items, provisions and other	6	130	(4)	395	6
Deferred income tax (recovery) expense		(2)	3	54	14
Changes in non-cash working capital, net		86	22	73	76
Cash from operating activities		776	589	2,113	1,730

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(3,405)	(22)	(3,405)	(2,212)
Disposal of subsidiaries, net of cash disposed	4	—	—	722	—
Investments in associates and joint ventures	9	(369)	(424)	(369)	(424)
Disposal of investments in associates and joint ventures	9	—	—	—	135
Disposal of assets classified as held for sale	9	60	—	60	—
Purchase of long-lived assets	7,8	(338)	(311)	(1,000)	(837)
Disposal of long-lived assets	7,8	10	9	30	22
Purchase of financial assets		(296)	(99)	(830)	(147)
Sale of financial assets		244	9	522	18
Net settlement of foreign exchange hedging items	6	—	23	83	59
Cash used by investing activities		(4,094)	(815)	(4,187)	(3,386)

Financing Activities
Distributions to general partner	15	(46)	(41)	(139)	(117)
Distributions to other unitholders	15	(237)	(222)	(709)	(647)
Subsidiary distributions to non-controlling interest		(131)	(176)	(778)	(667)
Capital provided by non-controlling interest		2,868	26	3,091	1,311
Capital provided to non-controlling interest	4	—	—	(616)	—
(Acquisition) disposal of partial interest (from) to non-controlling interest, net of taxes	4,5	(150)	—	18	165
Deposit received from (repaid to) parent	17	545	(823)	545	—
Proceeds from corporate borrowings	10	382	—	657	—
Proceeds from corporate credit facility	10	990	757	2,445	3,376
Repayment of corporate credit facility	10	(1,593)	(179)	(2,658)	(3,308)
Proceeds from non-recourse borrowings	10	474	223	2,684	2,274
Repayment of non-recourse borrowings	10	(322)	(112)	(2,301)	(1,316)
Lease liability repaid		(42)	(14)	(128)	(83)
Preferred units and preferred shares issued, net of repurchases	14	195	—	195	72
Partnership units repurchased	14	—	—	—	(28)
Partnership units issued, net of issuance costs	14	2	803	7	807
Cash from financing activities		2,935	242	2,313	1,839

Cash and cash equivalents
Change during the period		(383)	16	239	183
Cash reclassified as assets held for sale		—	(16)	—	(16)
Impact of foreign exchange on cash		15	(38)	(54)	(30)
Balance, beginning of period		1,380	715	827	540
Balance, end of period		$1,012	$677	$1,012	$677
The accompanying notes are an integral part of the financial statements.
Q3 2020 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, energy and data infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13, are listed on the New York Stock Exchange under the symbol “BIP.PR.A.” Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Series 5 Preferred Units”, “Series 7 Preferred Units”, “Series 9 Preferred Units”, “Series 11 Preferred Units” and “Series 13 Preferred Units” are to cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, and cumulative Class A preferred limited partnership units, Series 13, in our partnership, respectively.

2. SUMMARY OF ACCOUNTING POLICIES
a) Brookfield Infrastructure Corporation
On August 30, 2019, Brookfield Infrastructure Corporation (“BIPC”) was established by the partnership. On March 30, 2020, the partnership contributed our U.K. regulated distribution operation and Brazilian regulated gas transmission operation to BIPC. On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby unitholders as of March 20, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“exchangeable share” or the “class A shares of BIPC”) for every nine units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Infrastructure L.P. (“Holding LP”), or the Holding LP Distribution, of the class A shares to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 13.7 million class A shares and (ii) the partnership received approximately 32.6 million class A shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding class A shares (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding class A shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BIPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BIPC, which entitle the partnership to the residual value in BIPC after payment in full of the amount due to holders of class A shares and class B shares. The partnership directly and indirectly controlled BIPC prior to the special distribution and continues to control BIPC subsequent to the special distribution through its interests in the company.
The class A shares of BIPC are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”.
i)Class A Shares
At any time, holders of class A shares shall have the right to exchange all or a portion of their shares for one unit per class A share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to redeem class A shares in units instead of cash when the exchange is requested by the shareholder. Additionally, the partnership has the ability to exchange all class A shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, class A shares have been classified as non-controlling interests in the interim condensed and consolidated financial statements of our partnership.
ii)Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 46.3 million exchangeable shares. All historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2019. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2019 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 10, 2020.
c) Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2019. As disclosed in our 2019 annual consolidated financial statements, our partnership uses critical assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. In light of the economic environment, our partnership has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, substantially all of our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, the majority of our businesses are subject to regulated cash flows or long-term take-or-pay contracts with minimal volume risk. Based on our partnership’s assessment, no impairments to our asset values were required as at September 30, 2020. Please refer to Note 7, Property Plant and Equipment, Note 8, Intangible Assets, and Note 9, Investments in Associates and Joint Ventures for further details.
d) Recently adopted accounting standards
Brookfield Infrastructure provides an update to the previously announced amendment to interest rate benchmarks. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition.
The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that the Partnership should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmarks associated with our partnership’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on our partnership since these amendments enable our partnership to continue hedge accounting for hedging relationships which have been previously designated.

Q3 2020 INTERIM REPORT 11

e) Standards issued but not yet adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our partnership’s financial reporting.

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are Funds from Operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$284	$319	$280	$122	$—	$1,005	$(314)	$1,518	$2,209
Costs attributed to revenues	(99)	(148)	(130)	(57)	—	(434)	134	(885)	(1,185)
General and administrative costs	—	—	—	—	(86)	(86)	—	—	(86)
Adjusted EBITDA	185	171	150	65	(86)	485	(180)	633
Other (expense) income	(13)	(6)	—	—	35	16	14	(35)	(5)
Interest expense	(33)	(30)	(35)	(15)	(23)	(136)	27	(169)	(278)
FFO	139	135	115	50	(74)	365	(139)	429
Depreciation and amortization	(45)	(86)	(63)	(45)	—	(239)	98	(270)	(411)
Deferred taxes	(16)	(5)	(5)	8	15	(3)	3	2	2
Mark-to-market on hedging items and other	(7)	—	(34)	(12)	(65)	(118)	21	(18)	(115)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(143)	(143)
Net income (loss) attributable to partnership(2)	$71	$44	$13	$1	$(124)	$5	$—	$—	$5

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$285	$312	$260	$91	$—	$948	$(329)	$1,045	$1,664
Costs attributed to revenues	(95)	(138)	(132)	(45)	—	(410)	139	(579)	(850)
General and administrative costs	—	—	—	—	(75)	(75)	—	—	(75)
Adjusted EBITDA	190	174	128	46	(75)	463	(190)	466
Other (expense) income	(12)	1	5	2	24	20	4	(25)	(1)
Interest expense	(33)	(47)	(33)	(12)	(20)	(145)	41	(125)	(229)
FFO	145	128	100	36	(71)	338	(145)	316
Depreciation and amortization	(43)	(79)	(62)	(35)	—	(219)	92	(190)	(317)
Deferred taxes	(12)	3	(3)	2	—	(10)	6	1	(3)
Mark-to-market on hedging items and other	(5)	(36)	(17)	(3)	34	(27)	11	(4)	(20)
Share of earnings from associates	—	—	—	—	—	—	36	—	36
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(123)	(123)
Net income (loss) attributable to partnership(2)	$85	$16	$18	$—	$(37)	$82	$—	$—	$82
Q3 2020 INTERIM REPORT 13

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$807	$927	$823	$335	$—	$2,892	$(941)	$4,400	$6,351
Costs attributed to revenues	(255)	(445)	(382)	(161)	—	(1,243)	401	(2,645)	(3,487)
General and administrative costs	—	—	—	—	(219)	(219)	—	—	(219)
Adjusted EBITDA	552	482	441	174	(219)	1,430	(540)	1,755
Other (expense) income	(35)	2	—	—	94	61	11	(99)	(27)
Interest expense	(102)	(121)	(105)	(39)	(68)	(435)	115	(487)	(807)
FFO	415	363	336	135	(193)	1,056	(414)	1,169
Depreciation and amortization	(132)	(252)	(190)	(134)	—	(708)	301	(779)	(1,186)
Deferred taxes	(70)	8	(11)	27	8	(38)	1	(17)	(54)
Mark-to-market on hedging items and other	(30)	(98)	(83)	(35)	(1)	(247)	36	(106)	(317)
Share of earnings from associates	—	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(267)	(267)
Net income (loss) attributable to partnership(2)	$183	$21	$52	$(7)	$(186)	$63	$—	$—	$63

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$832	$1,087	$761	$220	$—	$2,900	$(1,066)	$3,108	$4,942
Costs attributed to revenues	(271)	(540)	(383)	(99)	—	(1,293)	496	(1,691)	(2,488)
General and administrative costs	—	—	—	—	(200)	(200)	—	—	(200)
Adjusted EBITDA	561	547	378	121	(200)	1,407	(570)	1,417
Other (expense) income	(31)	2	19	4	64	58	6	(78)	(14)
Interest expense	(105)	(147)	(94)	(31)	(62)	(439)	128	(371)	(682)
FFO	425	402	303	94	(198)	1,026	(436)	968
Depreciation and amortization	(132)	(264)	(186)	(90)	(1)	(673)	295	(554)	(932)
Deferred taxes	(52)	14	(2)	5	4	(31)	16	1	(14)
Mark-to-market on hedging items and other	28	(113)	(56)	(18)	47	(112)	37	(1)	(76)
Share of earnings from associates	—	—	—	—	—	—	88	—	88
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(414)	(414)
Net income (loss) attributable to partnership(2)	$269	$39	$59	$(9)	$(148)	$210	$—	$—	$210
1.The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and joint ventures and reflecting the portion of each line item attributable to non-controlling interests.
2.Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner, limited partners and class A shares of BIPC.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment.

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$5,330	$7,650	$5,559	$3,141	$(1,959)	$19,721	$(4,149)	$35,417	$7,151	$58,140

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308
1.The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
4. DISPOSITION OF BUSINESSES
a) Disposition of Colombian regulated distribution operation
On January 14, 2020, Brookfield Infrastructure, alongside institutional partners (collectively the “EBSA consortium”) completed the sale of its 17% interest in a Colombian regulated distribution operation for proceeds of approximately $88 million (EBSA consortium total of approximately $495 million). Our partnership recognized a gain of $36 million (EBSA consortium total of $197 million) in the Consolidated Statement of Operating Results. The partnership’s share of accumulated revaluation surplus was $61 million which was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net losses relating to previous foreign exchange movements and cash flow hedges was $44 million which were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
b) Partial disposition of our interest in our Chilean toll road business
On February 6, 2020, Brookfield Infrastructure completed the sale of a further 33% interest in its Chilean toll road business for net proceeds of approximately $170 million. Brookfield Infrastructure will retain control over the business subsequent to the sale. As a result of the partial disposition, a gain of approximately $140 million (net of tax) and accumulated other comprehensive losses of $44 million were recognized directly in retained earnings (deficit) on the Consolidated Statements of Partnership Capital.
c) Disposition of the Australian portion of our North American rail operation
On February 15, 2020, Brookfield Infrastructure, together with institutional partners, completed the sale of its 51% interest in the Australian operations of its North American rail infrastructure business for total consideration of approximately $420 million, of which approximately $40 million is attributable to our partnership. The total consideration includes deferred consideration of approximately $195 million. Our partnership recognized no gain or loss on disposition.
Q3 2020 INTERIM REPORT 15

5. ACQUISITION OF BUSINESSES
2020 Business Combinations
a) Acquisition of a telecom tower operation in India
On August 31, 2020, Brookfield Infrastructure, alongside institutional partners (the “Jio consortium”), acquired an effective 17% interest in an Indian telecom tower operation (“Jio’) from Reliance Industries Limited (“RIL”) for $584 million (Jio consortium total of approximately $3.4 billion). Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 31, 2020. Acquisition costs of approximately $15 million (Brookfield Infrastructure’s share - $3 million) were recorded in Other income (expense) within the Consolidated Statements of Operating Results.

Consideration transferred

US$ MILLIONS
Cash	$584
Total Consideration	$584
Fair value of assets and liabilities acquired as of August 31, 2020 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$349
Property, plant and equipment	5,233
Intangible assets	494
Accounts payable and other liabilities	(315)
Non-recourse borrowings	(2,356)
Net assets acquired before non-controlling interest	3,405
Non-controlling interest(2)	(2,821)
Net assets acquired	$584
1.The fair values of all acquired assets, liabilities, and non-controlling interest for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair value of property, plant and equipment, intangible assets, and liabilities as at the date of acquisition.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date, and includes capital provided by non-controlling interest in the form of shareholder loan to the operating business.
Supplemental information
Had the acquisition of Jio been effective January 1, 2020, the revenue and net income of Brookfield Infrastructure would have been approximately $6,695 million and $350 million, respectively, for the nine-month period ended September 30, 2020.

In determining the pro-forma revenue and net income, management has:
• Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
• Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
b) Partial acquisition of interest in our Colombian natural gas transmission operation
On July 15, 2020, Brookfield Infrastructure, alongside institutional partners (the “Vanti consortium”), completed a take private tender offer resulting in the acquisition of an additional 20% interest (Brookfield Infrastructure’s share - approximately 6%) in our Colombian natural gas transmission operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $45 million (Vanti consortium total of $150 million), of which approximately $25 million (Vanti consortium total of approximately $90 million) was funded through equity and the remainder with asset level debt raised on closing. As a result of the partial acquisition, a loss of approximately $10 million was recognized directly in retained earnings (deficit) on the Consolidated Statements of Partnership Capital as a result of the purchase price exceeding the previous carrying value of non-controlling interests.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

2019 Business Combinations
a) Acquisition of a Western Canadian natural gas midstream business (federally regulated)
On December 31, 2019, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $377 million (NorthRiver consortium total of $1.3 billion). Under Brookfield’s ownership, the business is operated alongside the provincial assets acquired in 2018 and rebranded NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $246 million (NorthRiver consortium total of $861 million) and the remainder with asset level debt raised on closing. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2019. Acquisition costs of $8 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results in 2019.

Consideration transferred

US$ MILLIONS
Cash	$377
Total Consideration	$377
Fair value of assets and liabilities acquired as of December 31, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$5
Property, plant and equipment	1,198
Intangible assets	74
Goodwill	218
Deferred income tax assets	41
Accounts payable and other liabilities	(218)
Net assets acquired before non-controlling interest	1,318
Non-controlling interest(2)	(941)
Net assets acquired	$377
1.The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets and the resulting impact to goodwill as at the date of acquisition.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. The goodwill recognized is deductible for income tax purposes.
b) Acquisition of a North American rail business
On December 30, 2019, Brookfield Infrastructure, alongside institutional partners (the “G&W consortium”), acquired an effective 9% interest in Genesee & Wyoming Inc. (“G&W”), a North American rail infrastructure business, for total consideration of approximately $602 million (G&W consortium total of $6.5 billion). The acquisition was funded through equity of $502 million (G&W consortium total of $5.4 billion) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with affiliates of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 30, 2019. Acquisition costs of $38 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Q3 2020 INTERIM REPORT 17

Consideration transferred

US$ MILLIONS
Cash	$602
Total Consideration	$602
Fair value of assets and liabilities acquired as of December 30, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	509
Assets classified as held for sale(2)	1,584
Property, plant and equipment	5,283
Intangible assets	1,992
Investment in associate	48
Goodwill	2,042
Accounts payable and other liabilities	(612)
Non-recourse borrowings	(1,567)
Liabilities directly associated with assets classified as held for sale(2)	(893)
Other liabilities	(566)
Deferred income tax liabilities	(1,111)
Net assets acquired before non-controlling interest	6,776
Non-controlling interest(3)	(6,174)
Net assets acquired	$602
1.The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and other tax matters, provisions and the resulting impact to goodwill as at the date of the acquisition.
2.Brookfield Infrastructure agreed to sell the Australian operations of G&W. As a result, the assets and liabilities of these businesses were classified as held for sale as at December 31, 2019. The sale was completed on February 15, 2020. Refer to Note 4 Disposition of Businesses for further details.
3.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of rail infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
c) Acquisition of a U.K. telecommunication business
On December 19, 2019, Brookfield Infrastructure, alongside institutional partners (the “consortium”), acquired an effective 25% interest in Wireless Infrastructure Group Limited (“WIG”), a U.K. telecommunication business, for total consideration by Brookfield Infrastructure of approximately $141 million (consortium total of $564 million). Brookfield Infrastructure’s consideration consists of $73 million in cash (consortium total of $293 million) and deferred consideration of $68 million (consortium total of $270 million) payable over two years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 19, 2019. Acquisition costs of $6 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results in 2019.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$73
Deferred consideration	68
Total Consideration	$141
Fair value of assets and liabilities acquired as of December 19, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$9
Accounts receivable and other	18
Property, plant and equipment	95
Intangible assets	465
Goodwill	301
Accounts payable and other liabilities	(53)
Non-recourse borrowings	(195)
Deferred income tax liability	(76)
Net assets acquired before non-controlling interest	564
Non-controlling interest(2)	(423)
Net assets acquired	$141
1.The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, non-recourse borrowings, deferred income taxes and other tax matters, and the resulting impact to goodwill as at the date of the acquisition.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
Upon consolidation of WIG, an additional deferred tax liability of $25 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $25 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. The remaining goodwill recognized on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key telecommunication infrastructure providers in the U.K., and the increasing reliance on core telecom networks.
d) Acquisition of a natural gas pipeline in India
On March 22, 2019, Brookfield Infrastructure, along with institutional partners (the “EWPL consortium”), acquired an effective 24% interest in a cross country gas pipeline business in India, East-West Pipeline (“EWPL”), for total consideration of $443 million (EWPL consortium total of $1,879 million). The partnership’s share of the acquisition was funded through equity of $226 million (EWPL consortium total of $959 million) and $217 million (EWPL consortium total of $920 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 22, 2019. Acquisition costs of $3 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Q3 2020 INTERIM REPORT 19

Consideration transferred

US$ MILLIONS
Cash	$443
Total Consideration	$443
Fair value of assets and liabilities acquired as of March 22, 2019:

US$ MILLIONS
Accounts receivable and other	$94
Property, plant and equipment	2,134
Intangible assets	295
Accounts payable and other liabilities	(66)
Net assets acquired before non-controlling interest	2,457
Non-controlling interest(1)	(2,014)
Net assets acquired	$443
1.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
e) Acquisition of DCI Data Centers
On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), an Australian data storage business, for total consideration of $78 million (DCI consortium total of $272 million). The partnership’s share of the acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2019. Acquisition costs of $11 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$78
Total Consideration	$78
Fair values of assets and liabilities acquired as of January 4, 2019:

US$ MILLIONS
Accounts receivable and other	$2
Investment properties	211
Goodwill	68
Accounts payable and other liabilities	(9)
Net assets acquired before non-controlling interest	272
Non-controlling interest(1)	(194)
Net assets acquired	$78
1.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key data storage providers in Australia, and the increasing rate of worldwide data consumption. None of the goodwill recognized is deductible for income tax purposes.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

f) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that were completed in 2019.

US$ MILLIONS
Cash	$24
Pre-existing interest in business(1)	30
Total consideration	$54
1.Prior to the acquisition, Brookfield held an interest in two of the acquirees which were accounted for using the equity method.
Fair value of assets and liabilities acquired during 2019:

US$ MILLIONS
Cash and cash equivalents	$16
Accounts receivable and other	6
Intangible assets	422
Goodwill	15
Accounts payable and other liabilities	(21)
Non-recourse borrowings	(210)
Deferred income tax liabilities	(55)
Net assets acquired before non-controlling interest	173
Non-controlling interest(1)	(119)
Net assets acquired	$54
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Q3 2020 INTERIM REPORT 21

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,012	$1,012
Accounts receivable and other	—	—	2,118	2,118
Financial assets (current and non-current)(1)	770	30	314	1,114
Marketable securities	195	208	—	403
Total	$965	$238	$3,444	$4,647

Financial liabilities
Corporate borrowings	$—	$—	$2,882	$2,882
Non-recourse borrowings (current and non-current)	—	—	20,604	20,604
Accounts payable and other	—	—	3,342	3,342
Financial liabilities (current and non-current)(1)	814	—	2,573	3,387
Preferred shares(2)	—	—	20	20
Total	$814	$—	$29,421	$30,235
1.Derivative instruments which are elected for hedge accounting totaling $613 million are included in financial assets and $550 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$827	$827
Accounts receivable and other	—	—	1,960	1,960
Financial assets (current and non-current)(1)	893	16	144	1,053
Marketable securities	69	73	—	142
Total	$962	$89	$2,931	$3,982

Financial liabilities
Corporate borrowings	$—	$—	$2,475	$2,475
Non-recourse borrowings (current and non-current)	—	—	18,544	18,544
Accounts payable and other	—	—	2,410	2,410
Financial liabilities (current and non-current)(1)	490	—	1,683	2,173
Preferred shares(2)	—	—	20	20
Total	$490	$—	$25,132	$25,622
1.Derivative instruments which are elected for hedge accounting totaling $694 million are included in financial assets and $285 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the carrying values and fair values of financial instruments as at September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,012	$1,012	$827	$827
Accounts receivable and other	2,118	2,118	1,960	1,960
Financial assets (current and non-current)	1,114	1,114	1,053	1,053
Marketable securities	403	403	142	142
Total	$4,647	$4,647	$3,982	$3,982

Financial liabilities
Corporate borrowings(1)	$2,882	$3,065	$2,475	$2,507
Non-recourse borrowings(2)	20,604	20,807	18,544	18,891
Accounts payable and other (current and non-current)	3,342	3,342	2,410	2,410
Financial liabilities (current and non-current)	3,387	3,387	2,173	2,173
Preferred shares(3)	20	20	20	20
Total	$30,235	$30,621	$25,622	$26,001
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and margin loans associated with certain financial assets, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2020, pre-tax net unrealized gains of $16 million and losses of $249 million, respectively (2019: losses of $15 million and $70 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2020, there was a net derivative asset balance of $47 million relating to derivative contracts designated as cash flow hedges (December 31, 2019: $363 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2020, losses of $37 million and gains of $93 million, respectively, (2019: gains of $43 million and $14 million) were recorded in other comprehensive income relating to the effective portion of hedges of net investments in foreign operations. Further, for the three and nine-month periods ended September 30, 2020, Brookfield Infrastructure received less than $1 million and $83 million, respectively (2019: received $23 million and $59 million) relating to the settlement of foreign exchange contracts in the periods. As of September 30, 2020, there was a net unrealized derivative asset balance of $16 million relating to derivative contracts designated as net investment hedges (December 31, 2019: $46 million).
Q3 2020 INTERIM REPORT 23

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2020	December 31, 2019
Marketable securities	Level 1(1)	$403	$142
Foreign currency forward contracts	Level 2(2)
Financial asset		$82	$140
Financial liability		109	97
Interest rate swaps & other	Level 2(2)
Financial asset		$713	$765
Financial liability		615	311
Other contracts	Level 3(3)
Financial asset		$5	$4
Financial liability		90	82
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,203 million (2019: $1,051 million) of financial assets and $814 million (2019: $490 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the three-month period ended September 30, 2020, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	September 30, 2020			December 31, 2019
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$403	$—	$—	$142	$—	$—
Financial assets (current and non-current)	—	795	5	—	905	4
Financial liabilities
Financial liabilities (current and non-current)	$—	$724	$90	$—	$408	$82

24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities Assets	Transport Assets	Energy Assets	Data Infrastructure Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2019	$4,020	$2,485	$4,681	$444	$11,630
Change in accounting policies	21	356	197	633	1,207
Additions, net of disposals	467	122	419	8	1,016
Non-cash (disposals) additions	(2)	49	(270)	(51)	(274)
Acquisitions through business combinations(1)	—	5,283	3,332	95	8,710
Assets reclassified as held for sale	(458)	—	—	—	(458)
Net foreign currency exchange differences	135	4	72	2	213
Balance at December 31, 2019	$4,183	$8,299	$8,431	$1,131	$22,044
Additions, net of disposals	278	293	307	19	897
Acquisitions through business combinations(1)	—	—	—	5,233	5,233
Non-cash additions (disposals)	2	(153)	(2)	15	(138)
Net foreign currency exchange differences	(145)	15	(164)	4	(290)
Balance at September 30, 2020	$4,318	$8,454	$8,572	$6,402	$27,746

Accumulated depreciation:
Balance at January 1, 2019	$(613)	$(744)	$(492)	$—	$(1,849)
Depreciation expense	(171)	(178)	(328)	(87)	(764)
Disposals (additions)	7	2	(4)	—	5
Assets reclassified as held for sale	194	—	—	—	194
Non-cash disposals (additions)	3	(27)	50	—	26
Net foreign currency exchange differences	(14)	(3)	(11)	(1)	(29)
Balance at December 31, 2019	$(594)	$(950)	$(785)	$(88)	$(2,417)
Depreciation expense	(112)	(333)	(305)	(90)	(840)
Disposals	4	4	3	—	11
Non-cash disposals	—	110	3	18	131
Net foreign currency exchange differences	15	(5)	8	—	18
Balance at September 30, 2020	$(687)	$(1,174)	$(1,076)	$(160)	$(3,097)

Accumulated fair value adjustments:
Balance at January 1, 2019	$1,401	$810	$822	$—	$3,033
Assets reclassified as held for sale	(416)	—	—	—	(416)
Fair value adjustments	347	45	327	—	719
Net foreign currency exchange differences	38	2	22	—	62
Non-cash disposals	—	—	(12)	—	(12)
Balance at December 31, 2019	$1,370	$857	$1,159	$—	$3,386
Net foreign currency exchange differences	(35)	11	(12)	—	(36)
Balance at September 30, 2020	$1,335	$868	$1,147	$—	$3,350

Net book value:
December 31, 2019	$4,959	$8,206	$8,805	$1,043	$23,013
September 30, 2020(2)	$4,966	$8,148	$8,643	$6,242	$27,999
1.Refer to Note 5, Acquisition of Businesses for further details.
2.Includes right-of-use assets of $14 million in our utilities segment, $1,231 million in our transport segment, $257 million in our energy segment and $554 million in our data infrastructure segment. Current lease liabilities of $228 million have been included in accounts payable and other and non-current lease liabilities of $1,502 million have been included in other liabilities in the Consolidated Statement of Financial Position.
Q3 2020 INTERIM REPORT 25

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development were revalued where fair value could be reliably measured.
Due to the recent volatility observed in capital market prices and the interruption to global supply chains, our partnership reviewed the significant inputs to the valuation of our property, plant, and equipment. In our assessment, we considered the nature of the operations’ cash flows, whether the asset is exposed to volume risk, the applicable regulatory framework and the business’ actual performance against plan, amongst other factors. While some of the assumptions used in determining fair values have changed, the overall valuation of our assets have not been significantly impacted. In making this assessment, we have also assumed that the economic impact of the global pandemic will not materially persist in the long term. Our partnership undertook a process to assess the appropriateness of discount rates considering changes to risk-free rates, changes to credit spreads as well as changes to our businesses’ operating cash flows and changes to any risk premium inherent in such cash flows. These considerations led us to conclude the discount rates for the current period should remain consistent with year-end rates. Our partnership considered changes to risk-free borrowing rates, equity risk premiums as well as any impact to asset-level cash flows built into fair value models which we believe address future cash flow risks at this time. Terminal values and investment horizons are largely unaffected as the partnership employs a long-term investment strategy for critical infrastructure assets. In addition, the partnership has made assumptions with respect to the length and severity of these restrictions and closures as well as the recovery period in estimating the impact on future cash flows. Based on our analysis, no impairments to our property, plant and equipment were required as at September 30, 2020.

Property, plant and equipment within our Utilities segment is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation and gas distribution infrastructure at our South American natural gas distribution operation. These businesses provide essential services and generate regulated cash flows. For our U.K. regulated distribution operation, tariffs are established using our regulated asset base, they provide inflation protection and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows. Our South American natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. The regulated nature of these cash flows minimizes business risk during economic downturns.

Property, plant and equipment within our Transport segment is predominantly comprised of railroads and freight equipment at our North American and Australian rail operations as well as terminals and logistics equipment at our U.K. and Australian port operations. Revenues at our Australian rail operation have been unaffected due to fixed long-term contracts. Our North American rail operations include short line and regional freight railroads connecting customers to Class I track which enables transport of large volumes of commodities. Its diversified commodity and customer mix were not significantly impacted during the current period. Cash flows from our U.K. port operations were stable as a large component is generated through fixed-price rental agreements and toll-like revenues earned on volumes moved through the harbor. Our Australian port operations were exposed to softer shipping and trade volumes. Overall, our Transport businesses are the most gross domestic product sensitive and have therefore experienced some impacts as a result of the economic shutdowns. The long-term outlook of these infrastructure businesses or the recoverable amount of their property, plant and equipment has not been significantly impacted by the global economic shutdowns and therefore, no impairment is required.

Property, plant and equipment within our Energy segment is predominantly comprised of critical residential infrastructure in North America, compression and storage facilities at our North American gas storage operation and pipelines at our natural gas operations in India. Our North American residential energy infrastructure operation has been unaffected by the economic slowdowns as the vast majority of its cash flows are generated through long-term annuity-based rental contracts with customers. Natural gas storage revenues have performed in line with plans as higher than anticipated volumes have been partially offset by weaker pricing in the current environment. Cash flows earned from our pipeline in India are supported by fixed take-or-pay contracts which minimize volume and price risk.

Property, plant and equipment within our Data Infrastructure segment is predominantly comprised of data center facilities at our North American data center operation, a portfolio of communication towers in India and communication networks at our U.K. telecommunications business. Cash flows from these businesses are supported by long-term contracts which have not been affected by the current market environment.

26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Cost	$14,563	$15,695
Accumulated amortization	(1,479)	(1,309)
Total	$13,084	$14,386
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Brazilian regulated gas transmission operation	$2,694	$3,885
North American rail operations	1,924	1,992
Australian regulated terminal	1,795	1,758
North American residential energy infrastructure operation	1,700	1,806
Peruvian toll roads	1,070	1,159
Chilean toll roads	756	814
Indian toll roads(1)	718	769
Indian telecom tower operation(2)	495	—
U.K. telecom towers operation	457	472
U.K. port operation	276	283
Brazilian electricity transmission operation	246	401
Other(3)	953	1,047
Total	$13,084	$14,386
1.Indian toll roads include $642 million of intangible assets at our investment in Simhapuri Expressway Ltd and Rayalseema Expressway Private Limited and $76 million at BIF India Holdings Pte Ltd.
2.Refer to Note 5, Acquisition of Businesses, for further details.
3.Other intangibles are comprised of customer contracts at our Australian port operation, our contracted order book at our U.K. regulated distribution operation, and pipeline authorization agreements at our cross-country gas pipeline business in India.

Due to the recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our intangible assets as of September 30, 2020. Based on the analysis performed, our intangible assets remain largely unaffected, with no impairment required. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The intangible assets at our Brazilian gas transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore the business is exposed to no volume or price risk. Each GTA took into account a return on regulatory asset base (“RAB”), and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life.
The intangible assets at Brookfield Infrastructure’s North American rail operations mainly relate to customer relationships, operating network agreements and track access rights. The business provides critical first and last mile rail services which connect large Class I railroad operators to end customers. Our North American freight revenue is diversified across numerous commodities and the business largely performed in line with expectations. Customer relationships and operating network agreements as well as trackage rights, which are long-term leases, are not expected to be negatively impacted in the long term.
The terms and conditions of access granted to our Australian regulated terminal’s services, including tariffs that can be charged to users, are regulated by the Queensland Competition Authority. Our Australian regulated terminal operation has Standard Access Agreements with customers which entail 100% take-or-pay contracts at a designated tariff rate. Therefore, the business is not exposed to volume risks and we expect minimal impact as a result of the current market environment. The concession arrangement has an expiration date of 2051 with an option to extend the arrangement for an additional 49 years.
Q3 2020 INTERIM REPORT 27

The intangible assets at our North American residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. The business generates revenues under long-term contracts with a diversified customer base across North America and is exposed to minimum volume risk. The business has continued to benefit from strong volumes and organic growth initiatives during nine-month period ending September 30, 2020.

The intangible assets at our Peruvian, Chilean and Indian toll roads relate to concession arrangements with local transportation authorities. While our toll roads operations have experienced reduced volumes as a result of local government imposed shutdowns, we are engaged in discussions to determine if we will be compensated under the regulatory frameworks either through increased tariffs or extensions of our concession agreements and believe that the long-term value of our concession arrangements will be not impacted. In several instances, we have already received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Cost at beginning of the period	$15,695	$12,515
Additions through business combinations	494	3,248
Additions, net of disposals	61	109
Held for sale	—	(1)
Non-cash (disposals) additions	(68)	15
Foreign currency translation	(1,619)	(191)
Ending Balance	$14,563	$15,695
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Accumulated amortization at beginning of the period	$(1,309)	$(880)
Disposals	1	12
Amortization	(346)	(450)
Foreign currency translation	175	9
Ending Balance	$(1,479)	$(1,309)

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Balance at the beginning of the period	$4,967	$4,591
Share of earnings for the period	76	224
Foreign currency translation and other	(558)	(62)
Share of other reserves for the period—OCI	(3)	54
Distributions	(151)	(254)
Disposition of interest(1),(2)	—	(135)
Held for sale(2)	—	(38)
Acquisitions(3),(4),(5),(6)	369	587
Ending Balance(7)	$4,700	$4,967

1.In June 2019, Brookfield Infrastructure sold its 40% interest in its European port operation to a third party for $135 million.
2.In July 2020, Brookfield Infrastructure sold its 11% interest in its Texas electricity transmission operation for total consideration, net of tax, of approximately $60 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $20 million. The investment was classified as held for sale effective December 31, 2019.
3.In March 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Brookfield maintains 50% of the voting rights of Ascenty in a joint venture with Digital Realty Trust Inc. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.
4.In July 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a New Zealand integrated data provider, Vodafone New Zealand (“VNZ”), for approximately $170 million. Brookfield maintains 50% of the voting rights of VNZ in a joint venture with Infratil Limited. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity.
5.Brookfield Infrastructure acquired a 13% interest in Ramones II Norte (“Norte”) on October 7, 2019 and an 11% interest in Ramones II Sur (“Sur”) on October 21, 2019, collectively the regulated North American natural gas transmission operation (“Los Ramones”), for approximately $140 million. Brookfield maintains 50% of the voting rights in Norte and 45% of the voting rights in Sur. Brookfield Infrastructure has joint control of Los Ramones through its ownership and governance rights.
6.In September 2020, Brookfield Infrastructure, acquired an effective 6% interest in a U.S. LNG export facility (“Sabine Pass”), Cheniere Energy Partners, L.P. for $369 million. Brookfield maintains a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, which holds an approximate 41% interest in Sabine Pass. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity. The fair value of this investment as of September 30, 2020 was approximately $370 million.
7.Investments in associates include a shareholder loan of $500 million receivable from our North American natural gas pipeline.

Due to the interruption to global supply chains as a result of the global pandemic, our partnership performed an evaluation of potential impairment indicators on each of our investments in associates and joint ventures as of September 30, 2020. Based on the analysis performed, our investments in associates and joint ventures remain largely unaffected, with no impairment required. Investments in associates and joint ventures represent long-term critical infrastructure supported by regulated or highly contracted revenues and are not substantively impacted over a long-term horizon.

Our investments in associates and joint ventures are predominantly comprised of our North American natural gas pipeline, our U.S. LNG export facility, our European telecommunications infrastructure operations and our Brazilian toll road operation. Both our North American natural gas pipeline and U.S. LNG export facility generate cash flows through capacity based “ship-or-pay” or “take-or-pay” agreements with high-quality investment grade counterparties which minimize volume and price risk. Our European telecommunications business includes approximately 7,000 multi-purpose towers and active rooftop sites and 5,500 kilometers of fiber backbone located in France. Cash flows are supported by long-term contracts which have not been affected by the current market environment. Investments in associates and joint ventures at our Brazilian toll road operation relate to concession arrangements with local transportation authorities. While our toll road operations have experienced reduced volumes as a result of local government imposed shutdowns, we are engaged in discussions to determine if we will be compensated under the regulatory framework either through increased tariffs or extension of our concession agreement and believe that the long-term value of our concession arrangement will be not impacted. We have received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.

Q3 2020 INTERIM REPORT 29

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Utilities	$227	$245
Transport	2,191	2,398
Energy	1,296	1,267
Data infrastructure	972	1,029
Corporate	14	28
Ending Balance	$4,700	$4,967

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Financial position:
Total assets	$47,531	$45,480
Total liabilities	(24,537)	(25,537)
Net assets	$22,994	$19,943

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Financial performance:
Total revenue	$1,817	$1,555	$5,408	$4,405
Total net income for the period	63	40	282	174
Brookfield Infrastructure’s share of net income before reclassification	17	36	76	76
Reclassification of previously recognized foreign currency movements	—	—	—	12
Brookfield Infrastructure’s share of net income	$17	$36	$76	$88
10. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 28, 2024. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at September 30, 2020, draws on the credit facility were $607 million (2019: $820 million) and $58 million of letters of credit were issued (2019: $54 million).

	Maturity	Annual Rate	Currency	As of
				September 30, 2020	December 31, 2019
Corporate revolving credit facility	June 28, 2024	LIBOR plus 1.2%	US$	$607	$820
Corporate revolving credit facility	April 14, 2022	LIBOR plus 2.1%	US$	—	—
Medium-term notes(1):
Non-current:
Public - Canadian	March 11, 2022	3.5%	C$	338	346
Public - Canadian	February 22, 2024	3.3%	C$	225	231
Public - Canadian	February 22, 2024	3.3%	C$	300	308
Public - Canadian	September 11, 2028	4.2%	C$	526	384
Public - Canadian	October 9, 2029	3.4%	C$	526	386
Public - Canadian	September 1, 2032	2.9%	C$	375	—
				2,897	2,475
Deferred financing costs and other				(15)	—
Total				$2,882	$2,475
1.See Note 12, Subsidiary Public Issuers for further details.
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for four consecutive one-year terms, which would result in the facility ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of September 30, 2020, there were $nil (2019: $nil) borrowings outstanding.
On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility was secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, are delayed. The facility matures on April 14, 2022 and all amounts not previously repaid will be due on such date. All obligations under the facility are guaranteed by our partnership and its subsidiary, BIPC Holdings Inc. Loans under this facility accrue interest at LIBOR plus 2.1% with an annual unused commitment fee of 42 basis points during the period prior to April 14, 2021, and LIBOR plus 2.2% thereafter with an annual unused commitment fee of 44 basis points. As of September 30, 2020, the balance remains undrawn.
On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining C$200 million medium term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%. Refer to Note 12, Subsidiary Public Issuer, for further details.
On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4% per annum. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
The increase in corporate borrowings during the nine-month period ended September 30, 2020 is attributable to the issuance of C$900 million of medium-term notes, partially offset by net repayments of $213 million on the corporate revolving credit facility and the impact of a weaker Canadian dollar relative to the U.S. dollar.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Current	$1,651	$1,381
Non-current	18,953	17,163
Total	$20,604	$18,544
Non-recourse borrowings have increased by $2.1 billion since year-end. The increase is attributable to net borrowings of $2.7 billion to fund growth initiatives including our recent acquisition of a telecom tower operation in India. This increase was partially offset by a decrease in foreign denominated debt as most currencies underlying non-recourse borrowings depreciated relative to the U.S. dollar during the nine-month period ended September 30, 2020.
Q3 2020 INTERIM REPORT 31

11. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Partnership Capital	$20,642	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(13,768)	(14,113)
Deficit	2,703	2,048
Accumulated other comprehensive loss (income)	161	(705)
Ownership changes and other	(527)	(398)
Invested Capital	$9,211	$9,009
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2020:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Opening balance	$9,014	$8,204	$9,009	$8,156
Issuance of preferred units and preferred shares, net of repurchases	195	—	195	72
Issuances of limited partnership units and redeemable partnership units, net of repurchases	2	803	7	779
Ending balance	$9,211	$9,007	$9,211	$9,007
Weighted Average Invested Capital	$9,034	$8,855	$9,018	$8,414

12. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Debt Issuers.
On September 1, 2020, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 1, 2032 in the Canadian bond market with a coupon of 2.9%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On October 7, 2019, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. Our partnership swapped C$92 million of the total issuance to U.S. dollars on a matched maturity basis at an all-in rate of 3.5% and the remaining principal balance of the issuance was subsequently hedged using foreign exchange contracts. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On September 10, 2018, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
As they matured, the Debt Issuers repaid C$400 million of medium-term notes on October 10, 2017 and C$125 million of medium-term notes on October 30, 2018.
These notes are fully and unconditionally guaranteed by our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”) and BIPC Holdings Inc. (“BIPC Holdings”).
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.

A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of November 23, 2018 provides for the issuance of one or more series of senior preferred shares of BIPIC. The BIP Guarantors and BIPC Holdings will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.

Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.

On February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.

BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.

Q3 2020 INTERIM REPORT 33

The following tables set forth consolidated summary financial information for our partnership, the Fincos, and BIPIC:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$2,209	$2,209
Net (loss) income attributable to partnership(1)	(26)	—	—	(301)	306	26	5

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Revenues	$—	$—	$—	$—	$—	$1,664	$1,664
Net income (loss) attributable to partnership(1)	29	—	—	—	82	(29)	82

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020
Revenues	$—	$—	$—	$—	$—	$6,351	$6,351
Net (loss) income attributable to partnership(1)	(41)	—	—	(450)	513	41	63

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Revenues	$—	$—	$—	$—	$—	$4,942	$4,942
Net income (loss) attributable to partnership(1)	65	—	—	—	210	(65)	210

AS OF SEPTEMBER 30, 2020
Current assets	$—	$—	$—	$—	$—	$3,938	$3,938
Non-current assets	4,825	—	992	2,238	6,483	39,664	54,202
Current liabilities	—	—	74	—	—	5,551	5,625
Non-current liabilities	—	2,275	—	564	—	29,034	31,873
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,466	1,466
Non-controlling interests – Class A shares of Brookfield Infrastructure Corporation	—	—	—	—	—	566	566
Non-controlling interests – Exchange LP Units	—	—	—	—	—	10	10
Non-controlling interests – in operating subsidiaries	—	—	—	—	—	13,768	13,768
Preferred unitholders	—	—	—	—	—	1,130	1,130

AS OF DECEMBER 31, 2019
Current assets	$—	$—	$—	$—	$—	$5,841	$5,841
Non-current assets	5,983	—	889	—	8,905	34,690	50,467
Current liabilities	—	—	75	—	—	5,364	5,439
Non-current liabilities	—	1,655	—	—	—	27,037	28,692
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,039	2,039
Non-controlling interests – Exchange LP Units	—	—	—	—	—	18	18
Non-controlling interests – in operating subsidiaries	—	—	—	—	—	14,113	14,113
Preferred unitholders	—	—	—	—	—	935	935
1.Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, Exchange LP units, class A shares of BIPC, general partner and limited partners.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Transport	$810	$312	$2,329	$998
Utilities	653	770	1,923	2,241
Energy	615	505	1,793	1,467
Data Infrastructure	131	77	306	236
Total	$2,209	$1,664	$6,351	$4,942
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
United States of America	$573	$237	$1,688	$698
Canada	363	229	1,054	734
United Kingdom	359	171	958	504
Brazil	237	287	735	865
Australia	237	260	691	799
Colombia	205	280	599	788
India	131	105	337	257
Chile	27	41	82	125
Peru	21	24	54	81
Other	56	30	153	91
Total	$2,209	$1,664	$6,351	$4,942

Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the three and nine-month periods ended September 30, 2020, revenue generated from this customer within the utilities segment was $228 million and $706 million, respectively (2019: $287 million and $865 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.

Q3 2020 INTERIM REPORT 35

14. PARTNERSHIP CAPITAL
As at September 30, 2020, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	1.6	1.6	293.5	277.3	295.1	278.9
Issued for cash	—	—	0.2	13.8	0.2	13.8
Conversion from Exchange LP Units	—	—	0.2	3.2	0.2	3.2
Conversion from class A shares of BIPC	—	—	1.4	—	1.4	—
Repurchased and cancelled	—	—	—	(0.8)	—	(0.8)
Ending balance	1.6	1.6	295.3	293.5	296.9	295.1
The weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2020 was 1.6 million (2019: 1.6 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2020 was 295.3 million and 294.5 million, respectively (2019: 290.9 million and 282.9 million).

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$19	$19	$5,495	$4,911	$5,514	$4,930
Unit issuance	—	—	7	559	7	559
Conversion from Exchange LP Units	—	—	3	53	3	53
Conversion from class A shares of BIPC	—	—	19	—	19	—
Repurchased and cancelled	—	—	—	(28)	—	(28)
Ending balance	$19	$19	$5,524	$5,495	$5,543	$5,514
During the nine-month period ending September 30, 2020, our partnership repurchased and cancelled less than 0.1 million units for a total cost of less than $0.1 million (2019: 0.8 million units for a total cost of $28 million, including less than $1 million of commission costs).

In July 2019, Brookfield Infrastructure issued 13.5 million L.P. units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $8 million that was recognized directly in equity.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ending September 30, 2020, our partnership issued less than 0.2 million units for proceeds of $7 million (2019: less than 1 million units for proceeds of $6 million).
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	121.9	115.8
Issued for cash	—	6.1
Ending balance	121.9	121.9
The weighted average number of Redeemable Partnership Units outstanding for the three and nine-month periods ended September 30, 2020 was 121.9 million (2019: 120.8 million and 117.5 million, respectively).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$2,328	$2,078
Unit issuance	—	250
Ending balance	$2,328	$2,328
(c) Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation

	Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation
SHARES MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	—	—
Non-cash issuance	46.3	—
Class A shares of Brookfield Infrastructure Corporation conversion	(1.4)	—
Ending balance	44.9	—

	Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$—	$—
Class A shares of Brookfield Infrastructure Corporation conversion	(19)	—
Ending balance	$(19)	$—
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46.3 million class A shares of BIPC to unitholders as part of a special distribution. The distribution resulted in no cash proceeds to the partnership. The class A shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the class A shares are presented as a component of non-controlling interests. Refer to Note 2, Summary of Accounting Policies, for further details.
During the nine-month period ended September 30, 2020, class A shareholders of Brookfield Infrastructure Corporation exchanged 1.4 million Class A shares of Brookfield Infrastructure Corporation for $19 million of our units.
On July 29, 2020, Brookfield completed a secondary offering of class A shares of BIPC for approximately 5 million shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. This transaction was conducted between BIPC and Brookfield and does not impact the partnership capital of our partnership.
Q3 2020 INTERIM REPORT 37

(d) Non-controlling interest – Exchange LP Units

	Non-controlling interest – Exchange LP Units
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	1.2	4.4
Special distribution	0.1	—
Exchange LP conversion	(0.2)	(3.2)
Ending balance	1.1	1.2

	Non-controlling interest – Exchange LP Units
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$159	$212
Exchange LP conversion	(3)	(53)
Ending balance	$156	$159

On October 16, 2018, Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of our partnership, issued 5.7 million Exchange LP units for proceeds of $232 million in connection with the privatization of Enercare Inc. The Exchange LP units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP units as a component of non-controlling interests.
On March 31, 2020, the partnership executed a special distribution of its Exchange LP units whereby each Exchange LP unitholder received one additional Exchange LP unit for every nine Exchange LP units held. The special distribution resulted in no cash proceeds to the partnership. In total, 0.1 million Exchange LP units were issued.
During the nine-month period ended September 30, 2020, Exchange LP unitholders exchanged 0.2 million (2019: 3.2 million) Exchange LP units for $3 million (2019: $52 million) of our units.
(e) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	49.9	49.9
Issued for cash	8.0	—
Ending balance	57.9	49.9

	Preferred Units
US$ MILLIONS	As of and for the nine-month period ended Sept. 30, 2020	As of and for the 12 month period ended Dec. 31, 2019
Opening balance	$935	$936
Unit issuance	195	—
Repurchased and cancelled	—	(1)
Ending balance	$1,130	$935
During the nine-month period ended September 30, 2020, our partnership did not repurchase or cancel any preferred units (2019: less than 0.1 million preferred units for $1 million).

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On September 21, 2020, our partnership issued 8 million Series 13 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.125% annually (the “Green Preferred Issuance”). In total, $200 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred. Net proceeds of the Green Preferred Issuance are in alignment with Green Bond Principles, with eligible green projects following criteria outlined by the International Capital Markets Association.
15. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including class A shares of BIPC and Exchange LP units that are exchangeable into limited partner units.

	For the three-month period ended September 30
	2020		2019
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit(1)	Total	Per Unit(1)
Limited Partners	$143	$0.485	$147	$0.452
General Partner	46		41
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	59	0.485	62	0.452
Class A shares of Brookfield Infrastructure Corporation	22	0.485	—	0.452
Exchange LP Units	1	0.485	1	0.452
Preferred unitholders	12	0.24	12	0.24
Total Distributions	$283		$263

	For the nine-month period ended September 30
	2020		2019
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit(1)	Total	Per Unit(1)
Limited Partners	$444	$1.455	$428	$1.356
General Partner	139		117
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	182	1.455	179	1.356
Class A shares of Brookfield Infrastructure Corporation	44	1.455	—	1.356
Exchange LP Units	3	1.455	3	1.356
Preferred unitholders	36	0.72	37	0.74
Total Distributions	$848		$764

1.Distributions to the General Partner include $46 million and $137 million of incentive distributions for the three and nine-month periods ended September 30, 2020, respectively.
2.Our partnership paid a distribution of $0.5375 per unit in March 2020. On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of class A shares of BIPC. The special distribution resulted in the issuance of approximately 46.3 million class A shares of BIPC. Current and historical per unit disclosures have been retroactively adjusted for the impact of the special distribution. Refer to Note 2, Summary of Accounting Policies for further details.
For the period up until June 30, 2020, holders of the Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Units”), received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter).
Q3 2020 INTERIM REPORT 39

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473
Other comprehensive (loss) income	(16)	(565)	43	(28)	39	—	5	(522)
Issuance of class A shares of BIPC(1)	—	18	—	—	—	—	—	18
Other items(2),(3),(4)	(59)	(31)	—	—	—	—	—	(90)
Balance at September 30, 2020	$824	$(1,902)	$73	$(110)	$39	$(18)	$973	$(121)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209
Other comprehensive income (loss)	1	(247)	10	(4)	20	(2)	(7)	(229)
Other items(5)	—	20	6	—	—	—	—	26
Balance at September 30, 2019	$668	$(1,563)	$111	$(100)	$(13)	$(20)	$923	$6
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$6	$(9)	$2	$—	$—	$—	$5	$4
Other comprehensive loss	—	(3)	—	—	—	—	—	(3)
Balance at September 30, 2020	$6	$(12)	$2	$—	$—	$—	$5	$1

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$5	$(9)	$2	$—	$—	$—	$5	$3
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)
Balance at September 30, 2019	$5	$(10)	$2	$—	$—	$—	$5	$2
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223
Other comprehensive (loss) income	(7)	(234)	18	(12)	15	(1)	3	(218)
Issuance of class A shares of BIPC(1)	—	5	—	—	—	—	—	5
Other items(2),(3),(4)	(25)	(13)	—	—	—	—	—	(38)
Balance at September 30, 2020	$359	$(788)	$32	$(49)	$13	$(5)	$410	$(28)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112
Other comprehensive (loss) income	—	(100)	4	(2)	7	(1)	(3)	(95)
Other items(5)	—	9	3	—	—	—	—	12
Balance at September 30, 2019	$296	$(643)	$47	$(45)	$(9)	$(5)	$388	$29
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

d) Attributable to Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2020	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	—	10	(1)	7	5	(1)	(11)	9
Issuance of class A shares of BIPC(1)	—	(23)	—	—	—	—	—	(23)
Other items(4)	(2)	—	—	—	—	—	—	(2)
Balance at September 30, 2020	$(2)	$(13)	$(1)	$7	$5	$(1)	$(11)	$(16)
e) Attributable to Non-controlling interest – Exchange LP Units

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2020	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive loss	—	(2)	—	—	—	—	—	(2)
Balance at September 30, 2020	$3	$(1)	$—	$(1)	$—	$—	$2	$3

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$2	$1	$—	$(1)	$—	$—	$2	$4
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)
Balance at September 30, 2019	$2	$—	$—	$(1)	$—	$—	$2	$3

1.In relation to the special distribution of BIPC, $23 million of accumulated other comprehensive income was reallocated to class A shares of BIPC. Refer to Note 2, Summary of Accounting Policies for further details.
2.In relation to the partial disposition of a further 33% interest in our Chilean toll road business, $44 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 4, Disposition of Businesses for further details.
3.In relation to the disposition of a 17% interest in our Colombian regulated distribution operation, $61 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 4, Disposition of Businesses for further details.
4.In relation to the disposition of a 11% interest in our Texas electricity transmission operation, $25 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 9, Investments in Associates and Joint Ventures for further details.
5.In relation to the initial partial disposition of a 33% interest in our Chilean toll road business, $38 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital.
17. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine-month periods ended September 30, 2020 (2019: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of our partnership and BIPC. The Base Management Fee was $83 million and $211 million, respectively, for the three and nine-month periods ended September 30, 2020 (2019: $73 million and $194 million). As of September 30, 2020, $81 million was outstanding as payable to the Service Provider (December 31, 2019: $76 million).
Q3 2020 INTERIM REPORT 41

For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2020, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2019: $21 million) and loans payable of $99 million to subsidiaries of Brookfield (December 31, 2019: $99 million). The loans are payable in full between 2020 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2020, our net deposit from Brookfield was $545 million (December 31, 2019: $nil) and Brookfield Infrastructure incurred interest expense of less than $1 million for three and nine-month periods ended September 30, 2020 (2019: $2 million and $6 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2020, there were $nil borrowings outstanding (December 31, 2019: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2020, revenues of $6 million, and $13 million, respectively, were generated (2019: $9 million and $20 million) and expenses of $3 million and $6 million were incurred (2019: $5 million and $11 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $12 million (2019: $11 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and nine-month periods ended September 30, 2020, Brookfield Infrastructure paid less than $1 million for these services (2019: less than $1 million for the three and nine-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and nine-month periods ended September 30, 2020, revenues of less than $1 million and $2 million, respectively, were generated (2019: $1 million and $3 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and nine-month periods ended September 30, 2020, no revenues were generated (2019: less than $1 million and $2 million) and expenses of $nil and $1 million, respectively, were incurred (2019: $14 million and $39 million).
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 10, 2020 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high-quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds from operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. Refer to the “Segmented Disclosures” section of this MD&A for more detail.

Q3 2020 INTERIM REPORT 43

Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio target at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures. In light of the current prospects for our business, the Board of Directors of our General Partner approved a 7% increase in our annual distribution for 2020 to $2.15 per unit, or $0.5375 per unit quarterly, starting with the distribution paid in March 2020. On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“exchangeable shares,” “Shares,” or the “class A shares of BIPC”). Each unitholder of record on March 20, 2020 received one Share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit has been reduced such that the aggregate distribution received by a holder of units and Shares, when taken together, will remain approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution for 2020 will now be $1.94 per unit, or $0.4850 per unit quarterly, which has been adjusted to reflect the special distribution. Dividends on the class A shares of BIPC are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. The increase in the per unit distribution from 2019 reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since inception, we have increased our quarterly distribution from $0.16 per unit to $0.4850 per unit ($0.5375 per unit prior to adjusting for the impact of the special distribution), a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit and per Share growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2019. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
Our partnership’s equity interests include units held by public unitholders and shareholders of the class A shares of BIPC. Our units and the class A shares of BIPC have the same economic attributes in all respects, except that the class A shares of BIPC provide shareholders the right to request that its shares be redeemed for cash consideration. In the event that the class A shareholders of BIPC exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, holders of class A shares of BIPC participate in earnings and distributions on a per share basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the class A shares as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. Refer to the “Reconciliation of Operating Segment Measures” section of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 95% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America
	• Regulated Distribution	• Europe & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Toll Roads	• Asia Pacific & South America
	• Ports	• Europe, North America & Asia Pacific

Energy
Systems that provide energy transmission, gathering, processing and storage services	• Natural Gas Midstream	• North America & Asia Pacific
	• Distributed Energy	• North America

Data Infrastructure
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• Europe, Asia Pacific
	• Data Storage	• North & South America, Asia Pacific

While there continues to be uncertainty surrounding the global economy, our outlook for the balance of 2020 and heading into 2021 is positive. As we have seen firsthand this year, our business has considerable downside protection mechanisms to weather downturns. It is important to note, however, that we are also positioned to capture meaningful upside growth in the future.

As it relates to the headwinds we have encountered in 2020 thus far, we anticipate these will start to normalize in the new year. As the economy recovers, we expect that the cash flows from businesses that were temporarily impacted by the shutdown should return to trend line levels – a dynamic that we are already starting to observe. In addition, a recovery of the Brazilian real should provide an uplift to our results, given it is currently valued at levels which are low from a global perspective. Finally, now that our Indian telecom transaction has officially closed, we will be capturing a full annual contribution from this business.
Q3 2020 INTERIM REPORT 45

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section we review our consolidated performance and financial position as of September 30, 2020 and December 31, 2019 and for the three and nine-month periods ended September 30, 2020 and 2019. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2020	2019	2020	2019
Summary Statements of Operating Results
Revenues	$2,209	$1,664	$6,351	$4,942
Direct operating costs	(1,185)	(850)	(3,487)	(2,488)
General and administrative expenses	(86)	(75)	(219)	(200)
Depreciation and amortization expense	(411)	(317)	(1,186)	(932)
Interest expense	(278)	(229)	(807)	(682)
Share of earnings from investments in associates and joint ventures	17	36	76	88
Mark-to-market on hedging items	(66)	70	57	104
Other income (expense)	16	(36)	(218)	(14)
Income tax expense	(68)	(58)	(237)	(194)
Net income	148	205	330	624
Net income attributable to our partnership(1)	5	82	63	210
Net (loss) income per limited partnership unit	$(0.12)	$0.06	$(0.22)	$0.13
1.Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests - class A shares of BIPC, general partner and limited partners.
Three-month periods ended September 30, 2020 and 2019
Net income for the three-month period ended September 30, 2020 was $148 million, of which income of $5 million was attributable to our partnership. This compares to net income of $205 million in the prior year, of which $82 million was attributable to our partnership. After adjusting for the impact of a weaker Brazilian real, underlying results across our four operating segments are ahead of the prior year, reflecting organic growth and the contribution from recently completed acquisitions. These positive factors were more than offset by fair value adjustments related to our corporate hedging program, which reduced net income by $60 million during the quarter, compared to gains of approximately $60 million recorded in the same period of 2019.
Revenues for the three-month period ended September 30, 2020 were $2,209 million, which represents an increase of $545 million compared to the prior year. Revenues from our transport segment increased by $493 million, primarily as a result of the contribution from our recently acquired North American rail operation. Our energy segment contributed additional revenue of $117 million, predominantly as a result of organic growth at our North American residential energy infrastructure operation and the acquisition of the federally regulated assets of our Western Canadian midstream operation. These increases were partially offset by the disposition of our Australian district energy business in November 2019. Revenues from our data infrastructure segment increased by $54 million as a result of contributions from recent acquisitions including our U.K. telecom tower business acquired last December and a telecom tower operation in India in August 2020. Our utilities segment experienced a $22 million decrease in revenues as organic growth was more than offset by the disposition of our Colombian regulated distribution operation in January 2020. These increases were partially offset by the impact of foreign exchange, which reduced our U.S. dollar revenues by $97 million, as most of the currencies in which we operate depreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the three-month period ended September 30, 2020 were $1,185 million, an increase of $335 million compared to the three-month period ended September 30, 2019. The current period includes $352 million of incremental costs from recently completed acquisitions and $54 million of costs associated with organic growth initiatives. These increases were partially offset by the disposition of our Colombian regulated distribution operation and Australian district energy business which reduced direct costs by $46 million, as well as the impacts of foreign exchange which lowered costs by $25 million.
General and administrative expenses totaled $86 million for the three-month period ended September 30, 2020, an increase of $11 million compared to the three-month period ended September 30, 2019. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from the prior year is due to a higher trading price of our unit and additional borrowings incurred to fund our recent growth initiatives.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Depreciation and amortization expense for the three-month period ended September 30, 2020 was $411 million, an increase of $94 million from the prior year. This increase is primarily associated with $107 million of incremental charges from recently completed acquisitions. Partially offsetting this increase was the disposition of our Colombian regulated distribution operation and our Australian district energy business, and the impact of foreign exchange which lowered our expense in U.S. dollars by $13 million.
Interest expense for the three-month period ended September 30, 2020 was $278 million, an increase of $49 million compared to the same period in 2019. Interest expense increased by $64 million due to additional asset-level borrowings associated with recently completed acquisitions, partially offset by the impact of foreign exchange.
Our partnership’s share of earnings from investments in associates and joint ventures was $17 million for the three-month period ended September 30, 2020, representing a decrease of $19 million relative to the same period in 2019. Our share of earnings from operating businesses accounted for as investments in associates and joint ventures decreased from the prior year predominantly due to the impact of foreign exchange.
Mark-to-market losses on hedging items for the three-month period ended September 30, 2020 were $66 million, compared to gains of $70 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to future cash flow hedging activities at the corporate level. The loss in the current period resulted from the appreciation of the Canadian dollar, Australian dollar, Euro, British pound and Chilean Peso relative to the U.S. dollar.
Other income for the three-month period ended September 30, 2020 was $16 million, compared to a loss of $36 million for the same period in 2019. Items included in the current quarter results include gains recognized on the sale of our North American transmission business, appreciation of investment properties at our U.K. ports operation, and income from our financial asset portfolio. These items were partially offset by accretion expense associated with the deferred consideration at our Brazilian regulated gas transmission business and transaction costs related to the acquisition of our telecom tower operation in India.
Income tax expense for the three-month period ended September 30, 2020 was $68 million compared to $58 million for the same period in 2019. Income tax increased from the prior year as a result of organic growth and incremental taxes associated with investments completed in the last twelve months, partially offset by the impact of foreign exchange.
Nine-month periods ended September 30, 2020 and 2019
Net income for the nine-month period ended September 30, 2020 was $330 million, of which $63 million was attributable to our partnership. This compares to net income of $624 million in the prior year, of which $210 million was attributable to our partnership. Net income for the period benefited from organic growth across most of our operating groups and contributions from new investments completed in the last year. These increases were offset by a non-recurring tax expense following an increase in the U.K. tax rate and the impact of foreign exchange as most of the foreign currencies in which we operate in depreciated relative to the U.S. dollar during the period.

Revenues for the nine-month period ended September 30, 2020 were $6,351 million, which represents an increase of $1,409 million compared to the same period in 2019. Revenues from our transport segment increased by $1,365 million, primarily as a result of the initial contribution from our North American rail operation. Our energy segment contributed additional revenue of $354 million, predominantly as a result of organic growth and contributions from acquisitions in India and Canada, partially offset by lost revenues associated with the sale of our Australian district energy business in November 2019. Revenues from our data infrastructure segment increased by $72 million as a result of the initial contribution from a U.K. telecom tower business acquired in December 2019. Our utilities segment experienced a $15 million decrease in revenues as organic growth associated with inflation indexation and additions to our rate base was more than offset by the sale of our Colombian regulated distribution operation. These increases were partially offset by the impact of foreign exchange, which reduced our U.S. dollar revenues by $367 million, as most of the currencies in which we operate depreciated against the U.S. dollar relative to the prior year.

Direct operating expenses for the nine-month period ended September 30, 2020 were $3,487 million, an increase of $999 million compared to the nine-month period ended September 30, 2019. The current period includes $1,102 million of incremental costs related to our recently completed acquisitions and $159 million of costs associated with organic growth initiatives. These increases were partially offset by the sale of our Colombian regulated distribution operation and Australian district energy business, as well as the impact of foreign exchange, which reduced operating expenses by a combined $262 million.

Q3 2020 INTERIM REPORT 47

General and administrative expenses totaled $219 million for the nine-month period ended September 30, 2020, an increase of $19 million compared to the same period in 2019. This line item primarily consists of the base management fee paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from the prior year as a result of a higher trading price of our unit, an increase in our unit count following our July 2019 equity issuance and additional borrowings to fund recent growth initiatives.

Depreciation and amortization expense for the nine-month period ended September 30, 2020 was $1,186 million, an increase of $254 million from the prior year. This increase is primarily associated with incremental charges from recently completed acquisitions, partially offset by the impact of recent dispositions and foreign exchange.

Interest expense for the nine-month period ended September 30, 2020 was $807 million, an increase of $125 million compared to the same period in 2019. Interest expense increased $186 million due to additional borrowings associated with recently completed acquisitions, partially offset by the impacts of lower interest charges at several operating entities due to ongoing refinancing initiatives and foreign exchange.

Our partnership’s share of earnings from investments in associates and joint ventures was $76 million for the nine-month period ended September 30, 2020, representing a decrease of $12 million relative to the same period in 2019. Our share of earnings from investments in associates and joint ventures benefited from organic growth, primarily at our European telecommunications infrastructure operation and North American natural gas operation, as well as mark-to-market gains on our corporate hedging program. These increases were more than offset by foreign exchange and lower volumes at some of our toll road operations as a result of local government imposed shutdowns, which we anticipate being compensated under the regulatory framework either through increased tariffs or extension of our concession agreement.

Mark-to-market gains on hedging items for the nine-month period ended September 30, 2020 were $57 million, compared to gains of $104 million for the nine-month period ended September 30, 2019. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to future cash flow hedging activities at the corporate level. The gain in the current period resulted from the depreciation of the Canadian dollar, British Pound, Colombian Peso, Chilean Peso, and Peruvian Sol relative to the U.S. dollar.

Other expenses for the nine-month period ended September 30, 2020 were $218 million, compared to expenses of $14 million for the same period in 2019. The current period included a make-whole payment related to a refinancing at our U.K. port operations, restructuring and transaction costs associated with recently acquired operations, accretion expense associated with the deferred consideration at our Brazilian regulated gas transmission business, and recycling of previous foreign exchange movements associated with the sale of our Colombian regulated distribution operation.

Income tax expense for the nine-month period ended September 30, 2020 was $237 million compared to $194 million for the same period in 2019. The movement is due to $39 million of incremental taxes associated with investments completed in the last twelve months, an increase in the U.K. income tax rate which resulted in $31 million of additional charges during the current year, and the impact of organic growth initiatives. These increases were partially offset by foreign exchange and dispositions completed during the year.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2020	December 31, 2019
Cash and cash equivalents	$1,012	$827
Property, plant and equipment	27,999	23,013
Intangible assets	13,084	14,386
Total assets	58,140	56,308
Corporate borrowings	2,882	2,475
Non-recourse borrowings	20,604	18,544
Total liabilities	37,498	34,131
Limited Partners’ capital	3,695	5,048
General Partner capital	17	24
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,466	2,039
Non-controlling interest – Class A shares of Brookfield Infrastructure Corporation	556	—
Non-controlling interest – Exchange LP Units	10	18
Non-controlling interest – in operating subsidiaries	13,768	14,113
Preferred unitholders	1,130	935
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Total assets were $58.1 billion at September 30, 2020, compared to $56.3 billion at December 31, 2019. The acquisition of a telecom tower operation in India and a U.S. LNG export facility, investments in long-life assets, and financial asset mark-to-market movements increased consolidated assets by $8.2 billion. These increases were partially offset by dispositions completed in 2020, the impact of foreign exchange and depreciation and amortization, which reduced total assets by $2.4 billion, $2.8 billion and $1.2 billion, respectively.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Our partnership has assessed the impact of the economic environment on our asset valuations, including our property, plant and equipment, intangible assets, and investments in associates and joint ventures. In making these assessments, we have assumed that the sharp curtailment in economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. Thus far our operations have been resilient to global economic disruptions with only modest impacts on near-term results. Our total assets are predominantly comprised of property, plant and equipment as well as intangible assets which are geographically dispersed, diversified across operating segments, and largely underpinned by regulated tariffs or highly contracted cash flows. Based on our partnership’s assessment, no impairments to our asset values were required as at September 30, 2020.

Over the nine-month period ended September 30, 2020, Property, plant and equipment increased from $23.0 billion to $28.0 billion as additions of $6.1 billion were partially offset by depreciation expense of $0.8 billion and the impact of foreign exchange of $0.3 billion. Intangible assets decreased from $14.4 billion to $13.1 billion as additions of $0.5 billion were offset by amortization expense of $0.3 billion and the impact of foreign exchange of $1.5 billion.

Our accounting policy is to recognize property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment as well as for impairment testing of intangible assets and goodwill was December 31, 2019. There remains significant uncertainty surrounding potential future outbreaks of COVID-19. As a result, we continue to reassess key inputs and assumptions used in our revaluation and evaluate whether there are potential indicators of impairment for our intangible assets and goodwill. We have considered the following with respect to the valuation of long-term assets, including those held within investments in associates and joint ventures:
•Within our utilities, energy and data infrastructure segments, our property, plant and equipment and intangible assets are underpinned by stable, regulated or contracted cash flows. Regulated revenues have been predominantly unaffected to date as we earn a fixed return on our asset base in exchange for making our critical infrastructure assets available to customers. Our contracted cash flows in these segments have also demonstrated resilience in this current economic environment as they are generally secured by take-or-pay contracts that insulate us from price and volume risk.

•Our transport businesses have been more impacted by the isolation measures imposed by local governments. These shutdowns vary in timing and severity by region; however, they have impacted the flow of people and commerce at a relatively small portion of our businesses. Although circumstances continue to evolve, we do not believe that the curtailments of economic activity will be long-term in nature. Rail volumes have been resilient thus far, with no observable impact to our operations in Australia and Brazil, and only modest declines relative to plan witnessed at our North American operations. Our toll roads operations have experienced lower volumes. However, we have initiated processes to determine whether we will be compensated under the respective regulatory frameworks, either through increased tariffs or extension of our concession agreements and believe that the value of these assets has not changed over a long-term horizon. Container terminal volumes at our port operations have demonstrated resiliency despite the disruption to global trade and have almost fully recovered to prior year levels. The long-term value of these assets has not changed significantly since our most recent valuation.
Corporate borrowings have increased by $0.4 billion since December 31, 2019. The increase is due to the issuance of C$400 million of medium-term notes in April 2020 and C$500 million of medium-term notes in September 2020. These increases were partially offset by the repayment of draws on our credit facility, and the impact of a weaker Canadian dollar relative to the U.S. dollar.
Non-recourse borrowings have increased by $2.1 billion since December 31, 2019. The increase is attributable to net borrowings of $2.7 billion to fund growth initiatives including our recent acquisition of a telecom tower operation in India. This increase was partially offset by a decrease in foreign denominated debt as most currencies underlying non-recourse borrowings depreciated relative to the U.S. dollar during the nine-month period ended September 30, 2020.
Partnership capital has decreased by $1.4 billion since December 31, 2019. The decrease is attributable to foreign exchange as most of the foreign currencies in which we operate have depreciated relative to the U.S. dollar and distributions paid to our unitholders. These decreases were partially offset by income generated during the period and a gain of approximately $140 million on the partial disposition of our Chilean toll road business recognized directly in equity.
Q3 2020 INTERIM REPORT 49

Foreign Currency Translation

Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2020	December 31, 2019	Change	2020	2019	Change	2020	2019	Change
Australian dollar	0.7162	0.7018	2%	0.7152	0.6854	4%	0.6773	0.6992	(3)%
Brazilian real	0.1773	0.2481	(29)%	0.1860	0.2520	(26)%	0.1969	0.2572	(23)%
British pound	1.2920	1.3255	(3)%	1.2919	1.2325	5%	1.2712	1.2730	—%
Canadian dollar	0.7508	0.7699	(2)%	0.7507	0.7574	(1)%	0.7393	0.7524	(2)%
Indian rupee	0.0136	0.0140	(3)%	0.0134	0.0142	(6)%	0.0135	0.0143	(6)%
As at September 30, 2020, our consolidated partnership capital of $20.6 billion was invested in the following currencies: United States dollars - 25%; Canadian dollars - 20%, Indian rupees - 18%; Brazilian reais - 11%; British pounds - 10%; Australian dollars - 7%; and other currencies - 9%. As a result of our currency hedging program, 50% of our partnership capital is effectively denominated in U.S. dollars. Currency exchange rates relative to the U.S. dollar as at September 30, 2020 were lower than December 31, 2019 for most of our significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Australian dollar	$55	$(68)	$(39)	$(75)
Brazilian real	(105)	(405)	(1,335)	(351)
British pound	137	(57)	(85)	(65)
Canadian dollar	64	(32)	(65)	105
Indian rupee	85	(38)	(7)	(29)
Other	24	(132)	71	(84)
	260	(732)	(1,460)	(499)
Currency hedges(2)	(70)	94	136	(24)
	$190	$(638)	$(1,324)	$(523)
Attributable to:
Unitholders	$65	$(308)	$(718)	$(329)
Non-controlling interests	125	(330)	(606)	(194)
	$190	$(638)	$(1,324)	$(523)
1.     Excludes the impact of reclassification of prior period currency translation gains and losses.
2.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and nine-month periods ended September 30, 2020 was a gain of $0.2 billion and a reduction of $1.3 billion, respectively.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian and European currencies and partially hedged against the British pound. As a result, the negative impact of currency movements was partially offset by gains recognized on our currency hedges. We have also entered into hedges to reduce foreign currency exposures to the New Zealand, Chilean and Peruvian currencies.

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended September 30, 2020, several currencies we operate in have appreciated relative to the U.S. dollar. However, average exchange rates for the nine-month period ended September 30, 2020 depreciated relative to the prior year, decreasing U.S. dollar revenue and net income in these currencies.
Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2020			2019				2018
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$2,209	$1,946	$2,196	$1,655	$1,664	$1,685	$1,593	$1,428
Direct operating costs	(1,185)	(1,063)	(1,239)	(907)	(850)	(840)	(798)	(729)
Earnings from investment in associates and joint ventures	17	11	48	136	36	34	18	23
Expenses
Interest	(278)	(247)	(282)	(222)	(229)	(241)	(212)	(176)
General and administrative expenses	(86)	(72)	(61)	(79)	(75)	(64)	(61)	(54)
Valuation items
Fair value changes and other	(50)	(103)	(8)	(191)	34	64	(8)	(45)
Depreciation and amortization	(411)	(375)	(400)	(282)	(317)	(323)	(292)	(232)
Income tax expense	(68)	(63)	(106)	(84)	(58)	(61)	(75)	(42)
Net income	148	34	148	26	205	254	165	173
Net income attributable to others	143	101	96	39	176	212	171	147
Net income (loss) attributable to limited partners	5	(67)	52	(13)	29	42	(6)	26
Net (loss) income per limited partnership unit	$(0.12)	$(0.25)	$0.13	$(0.06)	$0.06	$0.11	$(0.05)	$0.05
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements on derivatives, and other income and expenses. During the three-months ended September 30, 2020, our partnership recorded mark-to-market losses on our foreign currencies derivatives as a result of the appreciation of foreign currencies that we hedge against.

Despite a challenging economic backdrop, our business has delivered financial results that were in line with expectations. This is attributable to significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in and, cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
Q3 2020 INTERIM REPORT 51

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2020	2019	2020	2019
Net income attributable to partnership(1)	$5	$82	$63	$210
Net (loss) income per limited partnership unit(2)	(0.12)	0.06	(0.22)	0.13
Funds from Operations (FFO)(3)	365	338	1,056	1,026
Per unit FFO(4)	0.79	0.73	2.27	2.29
Adjusted Funds from Operations (AFFO)(5)	285	261	851	822
Return on invested capital(6)	11%	11%	11%	12%
Adjusted EBITDA(7)	485	463	1,430	1,407
Adjusted earnings(8)	144	126	414	435
Adjusted earnings per unit(4)	0.31	0.27	0.89	0.97
Distributions per unit	0.485	0.452	1.455	1.356
FFO payout ratio(9)	78%	78%	80%	74%
1.Net income attributable to the partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—class A shares of BIPC, general partner and limited partners.
2.Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods were 295.3 million and 294.5 million, respectively (2019: 290.9 million and 282.9 million). Net (loss) income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
3.FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.
4.Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and nine-month periods were 464.9 million and 464.9 million, respectively (2019: 460.7 million and 448.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and nine-month periods were 418.5 million and 418.4 million, respectively (2019: 414.6 million and 404.0 million).
5.AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.
6.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three and nine-month periods ended September 30, 2020 were $30 million and $91 million, respectively. (2019: $28 million and $81 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
7.Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
8.Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.
9.Payout ratio is defined as distributions paid (inclusive of incentive and preferred unit distributions) divided by FFO.

For the three-months ended September 30, 2020, FFO totaled $365 million ($0.79 per unit) compared to FFO of $338 million ($0.73 per unit split adjusted) for the same quarter in 2019. Results for the quarter reflect strong organic growth within our utility, energy and data infrastructure segments. This is driven by inflation-indexation and the commissioning of approximately $650 million of new capital projects in the last twelve months. FFO growth of 8% also reflects the initial contribution from new investments. Consistent with the prior quarter, the depreciation of the Brazilian real had the single largest impact on results and reduced FFO by $30 million.
Q3 2020 INTERIM REPORT 53

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Statements of Operating Results	2020	2019	2020	2019
Net income (loss) by segment
Utilities	$71	$85	$183	$269
Transport	44	16	21	39
Energy	13	18	52	59
Data Infrastructure	1	—	(7)	(9)
Corporate	(124)	(37)	(186)	(148)
Net income	$5	$82	$63	$210
Adjusted EBITDA by segment
Utilities	$185	$190	$552	$561
Transport	171	174	482	547
Energy	150	128	441	378
Data Infrastructure	65	46	174	121
Corporate	(86)	(75)	(219)	(200)
Adjusted EBITDA	$485	$463	$1,430	$1,407
FFO by segment
Utilities	$139	$145	$415	$425
Transport	135	128	363	402
Energy	115	100	336	303
Data Infrastructure	50	36	135	94
Corporate	(74)	(71)	(193)	(198)
FFO	$365	$338	$1,056	$1,026

US$ MILLIONS	As of
Statements of Financial Position	September 30, 2020	December 31, 2019
Total assets by segment
Utilities	$5,330	$5,825
Transport	7,650	6,916
Energy	5,559	5,589
Data Infrastructure	3,141	2,204
Corporate	(1,959)	(1,284)
Total assets	$19,721	$19,250
Net debt by segment
Utilities	$3,528	$3,647
Transport	4,072	2,925
Energy	2,606	2,461
Data Infrastructure	1,309	886
Corporate	2,462	2,202
Net debt	$13,977	$12,121
Partnership capital by segment
Utilities	$1,802	$2,178
Transport	3,578	3,991
Energy	2,953	3,128
Data Infrastructure	1,832	1,318
Corporate	(4,421)	(3,486)
Partnership capital	$5,744	$7,129
54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy and data infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. Refer to the “Discussion of Segment Reconciling Items” of this MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Recent Developments

The ongoing recovery in economic activity has contributed to local currency results being largely in line with plan across our portfolio. Traffic volumes at our toll road operations have recovered significantly relative to the prior quarter and are currently operating at pre-shutdown levels in Brazil, which represents a significant portion of our portfolio. Similarly, new connection activity at our U.K. regulated distribution business averaged almost 90% of plan during the quarter.

We remain focused on executing our capital allocation strategy as the pace of new investment activity continues to accelerate. We deployed approximately $1.0 billion during the quarter into two exciting investments that highlight certain key trends guiding our current investment focus. These include executing large-scale transactions in the capital-intensive data infrastructure sector and capitalizing on the dislocation in capital markets to acquire high quality, contracted assets. The current low interest rate environment is also supportive of our capital recycling initiatives, which will be a meaningful funding source to support our growth.

In August, we completed the acquisition of a portfolio of telecom towers in India from Reliance Jio. The portfolio consists of approximately 135,000 newly constructed sites and roughly 40,000 towers that will be constructed in the near term. Reliance Jio is the anchor tenant under a 30-year Master Services Agreement, which provides a contracted cash flow profile with substantial downside protection.

In September, we acquired an interest in Cheniere Energy Partners L.P. which owns Sabine Pass Liquefaction, LLC, a world class LNG export facility with 85% of revenue generated under long-term contracts with globally diversified and highly creditworthy counterparties. The recently constructed facility has ample expansion capacity to meet rising demand for low-cost U.S. LNG as global decarbonization efforts increase.
Q3 2020 INTERIM REPORT 55

Our utilities segment is comprised of businesses from which we earn a regulated return. These include regulated transmission (natural gas and electricity), regulated distribution (electricity and natural gas connections), and a regulated terminal. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,700 kilometers of natural gas pipelines in North and South America
•Approximately 5,300 kilometers of transmission lines in Brazil, of which 2,000 kilometers are operational
Regulated Distribution
•Approximately 6.7 million connections, predominantly electricity and natural gas, and approximately 1.5 million installed smart meters
Regulated Terminal
•Australian-based terminal forming a critical component of the global steel production supply chain
Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Rate base	$4,697	$4,542	$4,697	$4,542
Funds from Operations (FFO)(1)	139	145	415	425
Maintenance capital expenditures	(2)	(4)	(11)	(12)
Adjusted Funds from Operations (AFFO)(1)	$137	$141	$404	$413
Return on rate base(2),(3)	12%	12%	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2.Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
3.Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation, a return of capital component from earnings generated at our Brazilian regulated gas transmission business, and foreign exchange.
56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our partnership earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows that we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended September 30, 2020, our utilities segment generated FFO of $139 million, compared to $145 million for the same period in the prior year. FFO benefited from inflation-indexation and capital commissioned into rate base over the last 12 months, as well as the contribution from a North American regulated transmission business acquired in October 2019. These positive impacts were more than offset by a delay in the recognition of connections revenue at our U.K. regulated distribution business, loss of earnings associated with two asset sales and the impact of a decline in the Brazilian real, which reduced U.S. dollar results by $14 million.
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Regulated Transmission	$69	$75	$218	$228	$52	$58	$164	$175
Regulated Distribution	87	87	247	249	68	69	194	196
Regulated Terminal	29	28	87	84	19	18	57	54
Total	$185	$190	$552	$561	$139	$145	$415	$425
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, our regulated transmission operations generated Adjusted EBITDA of $69 million and FFO of $52 million, compared to $75 million and $58 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflation-indexation and the contribution from the acquisition of a North American regulated gas transmission business in October 2019. These positive factors were offset by the loss of earnings from the sale of our North American transmission operation and the impact of a decline in the Brazilian real.
For the three-month period ended September 30, 2020, our regulated distribution operations generated Adjusted EBITDA of $87 million and FFO of $68 million, compared to $87 million and $69 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflation-indexation and capital commissioned into rate base in the last 12 months. These positive factors were offset by lower connections activity at our U.K. regulated distribution business and the loss of earnings associated with the sale of our Colombian electricity distribution operation.
For the three-month period ended September 30, 2020, our regulated terminal generated Adjusted EBITDA of $29 million and FFO of $19 million, compared to $28 million and $18 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflation-indexation.
The following table presents the roll-forward of our proportionate rate base:

US$ MILLIONS	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Rate base, start of period	$4,602	$5,116	$4,511
Acquisitions	—	—	266
Impact of asset sales	(80)	(162)	—
Capital expenditures commissioned	97	206	302
Inflation and other indexation	13	45	187
Regulatory depreciation	(10)	(32)	(86)
Foreign exchange and other	75	(476)	(64)
Rate base, end of period	$4,697	$4,697	$5,116
Q3 2020 INTERIM REPORT 57

As of September 30, 2020, our rate base was $4.7 billion. Rate base decreased compared to year-end as the impact of new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business were more than offset by the impact of foreign exchange and asset sales.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$580	$718	$815
Impact of asset sales	(14)	(19)	—
Additional capital project mandates	26	183	432
Less: capital expenditures	(119)	(317)	(416)
Foreign exchange and other	35	(57)	(113)
Capital backlog, end of period	508	508	718
Construction work in progress	348	348	316
Total capital to be commissioned	$856	$856	$1,034
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next three years. As of September 30, 2020, total capital to be commissioned was $856 million compared to $1.0 billion as of December 31, 2019. Total capital to be commissioned decreased as new connection mandates awarded during the period and the impact of foreign exchange were more than offset by capital projects commissioned into rate base. Our U.K. regulated distribution business and Brazilian electricity transmission business are the largest contributors to our total capital expected to be commissioned into rate base; comprised of approximately $580 million and $215 million of total projects, respectively.
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, commodities and passengers, for which we are paid an access fee or for services provided. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues and approximately 35% of revenues have no volume risk. However, as discussed elsewhere in this report, many businesses are not fully back to pre-COVID levels and commuter traffic levels are still impacted by employees continuing to work from home. We may not see a full recovery until later in the year or early 2021.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail
•116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 4,000 kilometers of motorways in Brazil, Chile, Peru and India
Ports
•13 terminals in North America, U.K., and Australia and one LNG export facility in the U.S.
Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$27	$33	$78	$127
Adjusted EBITDA margin(1)	54%	56%	52%	51%
Funds from Operations (FFO)(2)	135	128	363	402
Maintenance capital expenditures	(30)	(35)	(93)	(116)
Adjusted Funds from Operations (AFFO)(2)	$105	$93	$270	$286
1.Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
Q3 2020 INTERIM REPORT 59

For the three-month period ended September 30, 2020, our transport segment generated FFO of $135 million compared to $128 million for the same period in the prior year. Results benefited from higher volumes on our Australian and Brazilian rail networks, a favorable arbitration settlement at our U.K. ports operation and the contribution from our North American rail operation acquired in December 2019. These positive factors were partially offset by economic shutdown related traffic declines at our toll road businesses, the loss of earnings associated with the partial sale of our Chilean toll road operation and a decline in the Brazilian real, which reduced results by $16 million.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Rail	$85	$67	$245	$211	$71	$51	$196	$161
Toll Roads	52	82	159	236	34	58	104	168
Ports	34	25	78	100	30	19	63	73
Total	$171	$174	$482	$547	$135	$128	$363	$402
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, our rail business generated Adjusted EBITDA of $85 million and FFO of $71 million compared to $67 million and $51 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to higher volumes moved on our rail networks in Brazil and Australia, in addition to the contribution from our North American rail operation acquired in December 2019. These positive factors were partially offset by the impact of a lower Brazilian real.
For the three-month period ended September 30, 2020, our toll roads contributed Adjusted EBITDA of $52 million and FFO of $34 million compared to $82 million and $58 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as a result of a partial sale of our Chilean toll road operation, the planned hand-back of a state concession at our Brazilian toll road operation, government restrictions on traffic flows and the impact of a lower Brazilian real.
For the three-month period ended September 30, 2020, our port operations reported Adjusted EBITDA of $34 million and FFO of $30 million compared to $25 million and $19 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from strong shipping volumes at our North American port operation and a favorable arbitration with a large tenant at our U.K. operations that increased annual rent by almost four times.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$298	$357	$500
Impact of acquisitions	61	67	—
Additional capital project mandates	30	70	77
Less: capital expenditures	(27)	(78)	(162)
Foreign exchange and other	—	(54)	(58)
Capital backlog, end of period	362	362	357
Construction work in progress	294	294	184
Total capital to be commissioned	$656	$656	$541
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, deepening berths and enhancing and modernizing existing infrastructure at our ports. As of September 30, 2020, total capital to be commissioned was $656 million compared to $541 million as of December 31, 2019. Capital backlog increased compared to year-end as additional capital project mandates and the impact of acquisitions were partially offset by capital commissioned and the impact of foreign exchange. The largest contributors to capital to be commissioned over the next two to three years are our South American toll road businesses and our port operations at approximately $415 million and $225 million, respectively.
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our energy segment is comprised of systems that provide natural gas midstream (transmission, gathering and processing) and storage services, as well as distributed energy. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas pipelines whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our energy segment is comprised of the following:
Natural Gas Midstream
•Approximately 16,500 kilometers of natural gas transmission pipelines in the U.S. and India
•Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada
•19 natural gas processing plants with approximately 3.3 Bcf per day of total gross processing capacity and approximately 3,550 kilometers of gas gathering pipelines in Canada
Distributed Energy
•Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,290,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 320,000 tons of contracted cooling capacity
•Provides residential energy infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually in Canada and the United States, and delivers approximately 300,000 contracted sub-metering services within Canada
Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$56	$55	$185	$138
Adjusted EBITDA margin(1)	54%	49%	54%	50%
Funds from Operations (FFO)(2)	115	100	336	303
Maintenance capital expenditures	(42)	(34)	(82)	(68)
Adjusted Funds from Operations (AFFO)(2)	$73	$66	$254	$235
1.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, our energy segment generated FFO of $115 million compared with $100 million in the same period of the prior year. FFO increased over the prior year due to new long-term rental contracts secured at our North American residential infrastructure business, higher spreads at our gas storage operations and the contribution from the acquisition of the federally regulated portion of our western Canadian midstream business. These positive factors were partially offset by the loss of income resulting from the sale of our Australian district energy operation, which closed last November.
Q3 2020 INTERIM REPORT 61

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Natural Gas Midstream	$103	$83	$318	$261	$76	$61	$233	$204
Distributed Energy	47	45	123	117	39	39	103	99
Total	$150	$128	$441	$378	$115	$100	$336	$303
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, our natural gas midstream operations generated Adjusted EBITDA of $103 million and FFO of $76 million compared to $83 million and $61 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to incremental earnings associated with the acquisition of the federally regulated portion of our western Canadian midstream business and higher spreads at our storage operations.
For the three-month period ended September 30, 2020, our distributed energy operations generated Adjusted EBITDA of $47 million and FFO of $39 million, consistent with the prior year. Adjusted EBITDA and FFO benefited from the impact of new long-term rental contracts secured at our North American residential infrastructure business which was offset by the loss of income associated with the sale of our Australian district energy operation.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$249	$317	$290
Additional capital project mandates	28	108	232
Less: capital expenditures	(56)	(185)	(187)
Foreign exchange and other	(5)	(24)	(18)
Capital backlog, end of period	216	216	317
Construction work in progress	177	177	132
Total capital to be commissioned	$393	$393	$449
As of September 30, 2020, total capital to be commissioned was $393 million compared to $449 million as of December 31, 2019. Capital backlog decreased compared to year-end as additional capital project mandates were more than offset by capital commissioned during the period. Total capital to be commissioned includes approximately $175 million within our natural gas midstream operation and approximately $215 million in our distributed energy segment.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data infrastructure segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis (up to 20 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.

Our data transmission and distribution customer base includes large, prominent telecommunications companies in France and the U.K., and retail and enterprise customers in New Zealand. Within our data storage operations, our customers include more than 1,000 colocation customers predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.

Our objectives for the data infrastructure segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data infrastructure segment is comprised of the following:
Data Transmission & Distribution
•Approximately 7,000 multi-purpose towers and active rooftop sites in France
•10,000 kilometers of fiber backbone located in France and Brazil
•Approximately 1,600 cell sites and over 10,000 kilometers of fiber optic cable in New Zealand
•Approximately 2,100 active telecom towers and 70 distributed antenna systems, primarily in the U.K. and 135,000 operational telecom towers in India
Data Storage
•53 data centers, with approximately 1.6 million square feet of raised floors located in five continents
•191 megawatts (“MWs”) of critical load capacity
Results of Operations
The following table presents our proportionate share of the key metrics of our data infrastructure segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures	$26	$33	$84	$74
Adjusted EBITDA margin(1)	53%	51%	52%	55%
Funds from Operations (FFO)(2)	50	36	135	94
Maintenance capital expenditures	(6)	(4)	(19)	(8)
Adjusted Funds from Operations (AFFO)(2)	$44	$32	$116	$86
1.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
2.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
Q3 2020 INTERIM REPORT 63

For the three-month period ended September 30, 2020, our data infrastructure segment generated FFO of $50 million compared with $36 million in the same period of the prior year. Results increased due to inflation-indexation and new points-of-presence added at our French telecom operations, as well as the contribution from capital deployed in the last 12 months. Results include the initial contribution from our Indian telecom acquisition, which closed on August 31, 2020 and the impacts from the acquisition of a data distribution business in New Zealand and a telecom tower business the U.K., completed in the second half of 2019.
The following table presents our data infrastructure segment’s proportionate share of financial results:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019	2020	2019	2020	2019
Data Transmission & Distribution	$52	$32	$135	$82	$42	$27	$111	$69
Data Storage	13	14	39	39	8	9	24	25
Total	$65	$46	$174	$121	$50	$36	$135	$94
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, our data transmission and distribution operations generated Adjusted EBITDA of $52 million and FFO of $42 million compared to $32 million and $27 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to inflation-indexation and 230 new sites added from our build-to-suit tower program at our French telecom business, the contribution from recently acquired telecom businesses located in India, New Zealand and the U.K. and higher rates on Euro denominated FFO hedge contracts.
For the three-month period ended September 30, 2020, our data storage operations generated Adjusted EBITDA of $13 million and FFO of $8 million which was relatively consistent with the same period of 2019. Adjusted EBITDA and FFO decreased as the contribution from capital commissioned within our South American operation was more than offset by lower sales at our U.S. operation.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the 12 month period ended December 31, 2019
Capital backlog, start of period	$191	$152	$200
Impact of acquisitions	144	144	27
Additional capital project mandates	36	129	59
Less: capital expenditures	(26)	(84)	(104)
Foreign exchange and other	12	16	(30)
Capital backlog, end of period	357	357	152
Construction work in progress	48	48	41
Total capital to be commissioned	$405	$405	$193
As of September 30, 2020, total capital to be commissioned was $405 million compared to $193 million as of December 31, 2019. Capital backlog increased primarily due to the impact of acquisitions and additional capital project mandates, partially offset by capital deployed into our fibre-to-the-home mandate at our French telecom business.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of the Corporate segment on a proportionate basis:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Adjusted EBITDA(1)	$(86)	$(75)	$(219)	$(200)
Funds from Operations (FFO)(1)	(74)	(71)	(193)	(198)
1.Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended September 30, 2020, Adjusted EBITDA and FFO for our Corporate segment were losses of $86 million and $74 million, respectively, compared to $75 million and $71 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased over the prior year as a result of a higher management fee following an increase in our unit price.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee of $83 million increased over the prior year due to a higher unit price and capital market activity used to fund new growth initiatives.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at September 30, 2020 and December 31, 2019.
Our group-wide liquidity at September 30, 2020 consisted of the following:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Corporate cash and financial assets	$435	$273
Committed corporate credit facility(1)	2,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility(1)	(607)	(820)
Commitments under corporate credit facility	(58)	(54)
Deposit from parent(2)	(545)	—
Proportionate cash retained in businesses	492	406
Proportionate availability under subsidiary credit facilities	748	687
Group-wide liquidity	$3,940	$2,967
1.Includes a $1.975 billion committed corporate credit facility and a $1.0 billion temporary bulge facility. As of September 30, 2020, draws of $607 million were outstanding under our committed corporate credit facility and our temporary bulge facility was undrawn.
2.Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. This deposit bears interest at market rates and was provided to Brookfield Infrastructure to utilize excess cash held by the parent to repay Brookfield Infrastructure’s draws on the corporate credit facility.
Q3 2020 INTERIM REPORT 65

We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $3.9 billion, a significant increase over our liquidity position as at December 31, 2019 due to medium-term note issuances and an incremental revolving credit facility. On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. On September 1, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$500 million of medium-term notes. The medium-term notes and incremental facility were secured to fund new investment opportunities such as our acquisition of a telecom tower operation in India while other sources of capital, including asset sales, which may be temporarily delayed during these unprecedented economic circumstances.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of September 30, 2020, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended September 30
US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Corporate borrowings(1)	8	$—	$—	$—	$525	$—	$1,427	$1,952
Non-recourse borrowings(2)	8	$1,269	$1,146	$3,544	$2,079	$1,821	$10,851	$20,710
1.Corporate borrowing and the average term to maturity are presented on a pro-forma basis to exclude draws of $607 million on our corporate credit facilities and $338 million of medium term notes which were redeemed on October 6, 2020. Corporate borrowings also excludes deferred financing costs and other. Refer to Note 10, Borrowings for further details.
2.Non-recourse borrowings are presented on a pro-forma basis to reflect refinancings completed subsequent to quarter-end. Average term to maturity is presented on a pro-forma basis to reflect several well-progressed asset-level financing initiatives.
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how the partnership has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not held by our partnership and to add proportionate debt of investments in associates. Management utilizes proportionate debt in understanding the capital structure of our underlying consolidated investments that are consolidated in our financial statements, but are not wholly-owned, and our investments in associates and joint ventures. Proportionate debt provides useful information as to how our partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On a proportionate basis as of September 30, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	8	$—	$—	$—	$—	$525	$1,427	$1,952
Total recourse borrowings	8	—	—	—	—	525	1,427	1,952
Non-recourse borrowings(2)
Utilities
Regulated Transmission	11	5	33	19	278	53	358	746
Regulated Distribution	10	—	41	—	286	31	1,541	1,899
Regulated Terminal(3)	6	—	—	92	182	217	521	1,012
	9	5	74	111	746	301	2,420	3,657
Transport
Rail	4	5	134	167	189	250	548	1,293
Toll Roads	8	19	171	143	102	118	517	1,070
Ports(3)	5	1	5	150	101	678	1,049	1,984
	5	25	310	460	392	1,046	2,114	4,347
Energy
Natural Gas Midstream(3)	6	5	30	376	190	284	1,003	1,888
Distributed Energy	17	33	57	53	40	90	468	741
	9	38	87	429	230	374	1,471	2,629
Data Infrastructure
Data Transmission & Distribution	7	—	—	196	42	307	556	1,101
Data Storage	4	—	50	24	49	2	148	273
	6	—	50	220	91	309	704	1,374

Total non-recourse borrowings(2),(3),(4)	7	68	521	1,220	1,459	2,030	6,709	12,007
Total borrowings(4),(5)	8	$68	$521	$1,220	$1,459	$2,555	$8,136	$13,959
Percentage of total borrowings		—%	4%	9%	10%	18%	59%	100%
1.Corporate borrowing and the average term to maturity are presented on a pro-forma basis to exclude draws of $607 million on our corporate credit facilities and C$450 million of medium term notes which were redeemed on October 6, 2020. Corporate borrowings also excludes deferred financing costs and other. Refer to Note 10, Borrowings for further details. The calculation of net debt in the table below excludes these pro-forma adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Borrowings and average term to maturity within our regulated terminal, ports and natural gas midstream sub-segments are presented on a pro-forma basis to reflect several refinancings completed subsequent to quarter-end.
4.As of September 30, 2020, approximately $70 million of proportionate net debt was in breach of asset-level financial covenants. This equates to less than 1% of total proportionate debt of the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
5.As of September 30, 2020, approximately 34% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 22% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 19% of our total borrowings, inclusive of the impact of interest rate swaps. Debt maturity weighted average excludes the impact of temporary borrowings on the Partnership’s corporate credit facility as well as several well progressed financings.

Our asset-level debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio, defined as proportionate net debt divided by proportionate net debt plus invested capital, as of September 30, 2020 was 60%. The weighted average cash interest rate is 4.6% for the overall business (September 30, 2019: 4.8%), in which our utilities, transport, energy, data infrastructure and corporate segments were 3.8%, 5.2%, 5.1%, 4.8% and 4.0%, respectively (September 30, 2019: 4.0%, 6.3%, 5.7%, 3.5% and 3.8%).

Q3 2020 INTERIM REPORT 67

Our net debt, a non-IFRS measure used to assess proportionate debt net of our proportionate share of cash, as at September 30, 2020 is as follows:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Proportionate borrowings
Utilities	$3,657	$3,813
Transport	4,347	3,090
Energy	2,629	2,491
Data Infrastructure	1,374	931
Corporate	2,897	2,475
Total proportionate debt	$14,904	$12,800
Proportionate cash retained in businesses
Utilities	$129	$166
Transport	275	165
Energy	23	30
Data Infrastructure	65	45
Corporate	435	273
Total proportionate cash retained	$927	$679
Proportionate net debt
Utilities	$3,528	$3,647
Transport	4,072	2,925
Energy	2,606	2,461
Data Infrastructure	1,309	886
Corporate	2,462	2,202
Total proportionate net debt	$13,977	$12,121

Proportionate debt, a non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Consolidated debt	$23,486	$21,019
Add: proportionate share of debt of investments in associates:
Utilities	445	455
Transport	2,480	1,158
Energy	987	972
Data Infrastructure	738	688
Add: proportionate share of debt directly associated with assets held for sale	—	104
Less: borrowings attributable to non-controlling interest(1)	(12,751)	(11,094)
Premium on debt and cross currency swaps	(481)	(502)
Proportionate debt	$14,904	$12,800

1.Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2020:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$2,703	$108	$41	$485	$3,337
Corporate borrowings(1)	—	338	1,132	1,427	2,897
Non-recourse borrowings(2)	1,269	1,146	7,444	10,851	20,710
Financial liabilities	632	269	1,289	1,197	3,387
Lease liabilities	230	200	854	1,281	2,565
Interest expense:
Corporate borrowings	79	79	195	40	393
Non-recourse borrowings	677	643	1,451	1,903	4,674

1.Corporate borrowings excludes deferred financing costs and other. Refer to Note 10, Borrowings for further details.
2.Non-recourse borrowings are presented on a pro-forma basis to reflect refinancings completed subsequent to quarter-end.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $332 million per year based on the September 30, 2020 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
Q3 2020 INTERIM REPORT 69

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of September 30, 2020. The adjusted equity investment balances reflect the book value of our assets as of September 30, 2020 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)		AUD	NZD	GBP	BRL	CAD(2)	EUR	PEN	INR	Other
Gross Equity Investments – US$	$3,476		$1,098	$152	$1,602	$1,526	$1,189	$780	$109	$736	$124
Corporate Items – US$(3)	(3,846)		—	—	—	—	—	—	—	—	—
Equity Investment – US$	(370)		1,098	152	1,602	1,526	1,189	780	109	736	124
FX contracts – US$	3,844		(987)	(152)	(783)	—	(1,092)	(713)	(12)	—	(105)
Net unhedged	$3,474		$111	$—	$819	$1,526	$97	$67	$97	$736	$19
% of equity investment hedged	N/A	%	90%	100%	49%	—%	92%	91%	11%	—%	85%
1.USD net equity investment excludes $195 million of preferred units.
2.CAD net equity investment excludes $1,007 million of preferred units and preferred shares.
3.Includes medium-term notes, draws on our revolving credit facility, the deposit from our parent and working capital at the corporate level.

At September 30, 2020, 50% of our net equity investment is U.S. dollar functional. For the three-month period ended September 30, 2020, we recorded losses in comprehensive income of $132 million (three-month period ended September 30, 2019: gains of $170 million) related to these contracts.
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has a $2.975 billion committed revolving credit facility available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facility is intended, and has historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles changes in our proportionate cash for the year:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Funds from Operations (FFO)	$365	$338	$1,056	$1,026
Maintenance capital	(80)	(77)	(205)	(204)
Funds available for distribution (AFFO)	285	261	851	822
Distributions paid	(283)	(263)	(848)	(764)
Funds available for reinvestment	2	(2)	3	58
Growth capital expenditures	(228)	(236)	(664)	(646)
Debt funding of growth capex	139	124	377	277
Non-recourse debt issuances (repayments)	4	40	130	(42)
Proceeds from capital recycling	57	—	315	502
New investments	(976)	(257)	(976)	(731)
Net (repayments) draws on corporate credit facility	(603)	578	(212)	68
Partnership unit issuances, net of repurchases	2	803	7	779
Proceeds from debt issuance, net of repayments	382	—	657	—
Preferred unit and preferred shares issued, net of repurchases	195	—	195	72
Deposit received from (repaid to) parent	545	(823)	545	—
Impact of foreign currency movements	(2)	(27)	(54)	(17)
Changes in working capital and other	21	(218)	(75)	(272)
Change in proportionate cash	(462)	(18)	248	48
Opening, proportionate cash	1,389	708	679	642
Closing, proportionate cash	$927	$690	$927	$690

We present cash flows generated by our businesses on a proportionate basis as approximately 38% of our FFO is generated by investments that are not consolidated in our financial statements. The partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.
The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Cash from operating activities	$776	$589	$2,113	$1,730
Add: FFO from associates and joint ventures	139	145	414	436
Remove:
Distributions received from associates and joint ventures	(20)	(82)	(151)	(166)
Cash from operating activities attributable to non-controlling interests(1)	(585)	(375)	(1,443)	(1,056)
	310	277	933	944
Less: Maintenance capital expenditures	(80)	(77)	(205)	(204)
Change in working capital and other items	55	61	123	82
AFFO(2)	$285	$261	$851	$822
1.By removing cash from operating activities attributable to non-controlling interests, the partnership is able to present AFFO attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on this MD&A.
2.The most closely related IFRS measure to AFFO is net income. However, occasionally, we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of AFFO to net income.
Q3 2020 INTERIM REPORT 71

From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of Funds from Operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Funds from Operations (FFO)	$365	$338	$1,056	$1,026
Adjusted Funds from Operations (AFFO)	285	261	851	822
Distributions (Limited partner, general partner, Exchange LP units, Class A shares of BIPC, preferred and incentive distributions)	283	263	848	764
FFO payout ratio	78%	78%	80%	74%
AFFO payout ratio	99%	101%	100%	93%
Current year FFO and AFFO payout ratios have been impacted by the following factors:
i)Volatility in the Brazilian real which has declined on average, 26% and 23% relative to the U.S. dollar, during the three and nine-month periods ended September 30, 2020;
ii)Temporary or timing related delays in the recognition of earnings associated with the build-out of a contracted backlog of projects in our U.K. connections business, and reduced traffic on our toll roads, for which we expect to be fully compensated under force majeure provisions in our concession agreements; and
iii) Regulatory delay in closing the acquisition of our telecom tower operation in India.
Adjusting for these factors lowers our payout ratio for the three and nine-month periods ended September 30, 2020 to 67% and 69%, respectively.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnerships’ returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and data infrastructure operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which is comprised of personnel from the partnership’s senior executive team. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’s maintenance capital approach that is agreed upon with the partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to the partnership’s corporate asset management teams that are responsible for overseeing the partnership’s operations, and have ample experience in managing utilities, transport, energy and data infrastructure assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed on in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged a Big 4 accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities surrounding our process of compiling the annual sustaining maintenance capital expenditure ranges by segment.
Over the last four years, reviews were completed at a number of operations that together make up approximately 90% of our partnership’s FFO. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next 2-3 years, the partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Growth capital expenditures by segment
Utilities	$119	$115	$317	$307
Transport	27	33	78	127
Energy	56	55	185	138
Data Infrastructure	26	33	84	74
	$228	$236	$664	$646

Growth capital expenditures for the three-month period ended September 30, 2020 were $228 million, a decrease from $236 million during the same period in 2019. The decrease in growth capital expenditures is primarily due to lower spend associated with the completion of major projects at our Brazilian toll road businesses and timing of capital projects at our South American data center operation. Connection activity at our U.K. regulated distribution business has recovered significantly relative to the prior quarter and is currently operating at approximately 90% of planned levels.
Q3 2020 INTERIM REPORT 73

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2020	2019	2020	2019
Maintenance capital expenditures by segment
Utilities	$20	$25	$2	$4	$11	$12
Transport	170	180	30	35	93	116
Energy	110	120	42	34	82	68
Data Infrastructure	10	15	6	4	19	8
	$310	$340	$80	$77	$205	$204
Maintenance capital expenditures for the three-month period ended September 30, 2020 were $80 million, consistent with the same period in 2019. Maintenance capital expenditures were lower than expected at our toll road operations due to the depreciation of the Brazilian real relative to the U.S. dollar. These decreases in the transport segment were offset by higher spend at our western Canadian midstream business due to routine major maintenance projects completed during the quarter. We estimate annual maintenance capital expenditures to be $20-25 million, $170-180 million, $110-120 million, and $10-15 million for our utilities, transport, energy, and data infrastructure segments, respectively, for a total range between $310-340 million. As at September 30, 2020, our maintenance capital expenditures were below our estimated range primarily due to timing of maintenance spend in our transport segment and the impact of the U.S. dollar strength relative to emerging market currencies. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Cash from operating activities	$776	$589	$2,113	$1,730
Cash used by investing activities	(4,094)	(815)	(4,187)	(3,386)
Cash from financing activities	2,935	242	2,313	1,839

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Three-month periods ended September 30, 2020 and 2019

Cash from operating activities
Cash from operating activities totaled $0.8 billion for the three-month period ended September 30, 2020, an increase of $187 million from the same period in 2019. The increase was primarily due to contributions from recently completed acquisitions, partially offset by the impact of foreign exchange, in particular a 26% decline in the Brazilian real which lowered U.S. dollar operating cash flows by approximately $68 million.
Cash used by investing activities
Cash used by investing activities totaled $4.1 billion for the three-month period ended September 30, 2020, as compared to $0.8 billion used during the same period in 2019. Current year cash outflows relate to a higher level of capital deployment for the acquisitions of our telecom tower operation in India and our U.S. LNG export facility.
Cash from financing activities
Cash from financing activities totaled $2.9 billion for the three-month period ended September 30, 2020, as compared to $0.2 billion during the same period in 2019. Current period cash from financing activities benefited from approximately $2.6 billion of net capital provided by non-controlling interests, receipt of a $0.5 billion deposit from our parent, and $0.2 billion of proceeds from the issuance of preferred shares. These increases were partially offset by $0.3 billion of distributions paid to unitholders and $0.1 billion net repayments of our borrowings. The prior year included net proceeds from borrowings of $0.7 billion and proceeds from the issuance of partnership units totaling $0.8 billion. These sources of capital were partially offset by the return of a deposit from our parent of $0.8 billion, distributions to unitholders of $0.3 billion, and net capital provided to non-controlling interests of $0.2 billion.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	September 30, 2020	December 31, 2019
Redeemable Partnership Units, held by Brookfield	121,952,992	121,952,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	295,336,299	293,528,515
Total	418,889,701	417,081,917
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the exchange LP units and the class A shares of BIPC exceed specified target levels. To the extent distributions on the limited partnership units, Exchange LP units and BIPC shares exceed $0.1827 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.198 per unit/share.
To the extent that distributions on limited partnership units, Exchange LP units and BIPC shares exceed $0.198 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2020, an incentive distribution of $46 million and $137 million was paid to the special general partner (2019: $41 million and $117 million).
Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
In July 2019, Brookfield Infrastructure issued 13.5 million L.P. units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2020 were $9,034 million and $9,018 million. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
Q3 2020 INTERIM REPORT 75

ENTERPRISE VALUE
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of September 30, 2020 and December 31, 2019:

	As of
	September 30, 2020			December 31, 2019
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	44.9	420.0	464.9	418.3
Price(3)	$55.39	$47.62	—	$49.99
Market capitalization	2,487	20,000	22,487	20,911
Preferred units and preferred shares(4)	—	1,202	1,202	1,007
Proportionate net debt(5)	2,019	11,958	13,977	12,121
Enterprise value	$4,506	$33,160	$37,666	$34,039

1.Includes class A shares of Brookfield Infrastructure Corporation.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP units.
3.Market value of our partnership is calculated based on the closing price of class A shares of BIPC and our units on the New York Stock Exchange.
4.Includes $1,130 million of preferred units and $72 million of preferred shares.
5.Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine-month periods ended September 30, 2020 (2019: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of our partnership and BIPC. The Base Management Fee was $83 million and $211 million, respectively, for the three and nine-month periods ended September 30, 2020 (2019: $73 million and $194 million). As of September 30, 2020, $81 million was outstanding as payable to the Service Provider (December 31, 2019: $76 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2020, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2019: $21 million) and loans payable of $99 million to subsidiaries of Brookfield (December 31, 2019: $99 million). The loans are payable in full between 2020 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2020, our net deposit from Brookfield was $545 million (December 31, 2019: $nil) and Brookfield Infrastructure incurred interest expense of less than $1 million for three and nine-month periods ended September 30, 2020 (2019: $2 million and $6 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2020, there were $nil borrowings outstanding (December 31, 2019: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2020, revenues of $6 million, and $13 million, respectively, were generated (2019: $9 million and $20 million) and expenses of $3 million and $6 million were incurred (2019: $5 million and $11 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $12 million (2019: $11 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and nine-month periods ended September 30, 2020, Brookfield Infrastructure paid less than $1 million for these services (2019: less than $1 million for the three and nine-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the three and nine-month periods ended September 30, 2020, revenues of less than $1 million and $2 million, respectively, were generated (2019: $1 million and $3 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and nine-month periods ended September 30, 2020, no revenues were generated (2019: less than $1 million and $2 million) and expenses of $nil and $1 million, respectively, were incurred (2019: $14 million and $39 million).
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2020, letters of credit issued on behalf of our subsidiaries amounted to $58 million (December 31, 2019: $54 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Q3 2020 INTERIM REPORT 77

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 9 of the partnership’s financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding the partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do.
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, at our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and
•Other companies may calculate proportionate debt differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long term. We also add back breakage and transaction costs as they are capital in nature.
In addition, we focus on Adjusted Funds from Operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Q3 2020 INTERIM REPORT 79

Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS(1)	2020	2019	2020	2019
Net income	$148	$205	$330	$624
Add back or deduct the following:
Depreciation and amortization	411	317	1,186	932
Share of earnings from investments in associates and joint ventures(2)	(17)	(36)	(76)	(88)
FFO contribution from investments in associates and joint ventures(2)	139	145	414	436
Income tax expense	68	58	237	194
Mark-to-market on hedging items and other	50	(34)	161	(90)
Other expense	(5)	(1)	(27)	(14)
Consolidated Funds from Operations	794	654	2,225	1,994
FFO attributable to non-controlling interests(3)	(429)	(316)	(1,169)	(968)
FFO	365	338	1,056	1,026
Maintenance capital expenditures	(80)	(77)	(205)	(204)
AFFO	285	261	851	822
Return of capital	(30)	(28)	(91)	(81)
AFFO less return of capital	$255	$233	$760	$741
1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
3.By adjusting FFO attributable to non-controlling interests, the partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
All reconciling amounts from net income to FFO presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three and nine-month periods ended September 30, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures and FFO attributable to non-controlling interests. Depreciation and amortization increased from the prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while FFO contribution from investments in associates and joint ventures decreased from the prior year as a result of the disposition of our European port operation in June 2019, and the impact of foreign exchange, partially offset by contributions from acquisitions.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $80 million and $205 million for the three and nine-month periods ended September 30, 2020 (2019: $77 million and $204 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS(1)	2020	2019	2020	2019
Net income	$148	$205	$330	$624
Add back or deduct the following:
Depreciation and amortization	411	317	1,186	932
Interest expense	278	229	807	682
Share of earnings from investments in associates and joint ventures(2)	(17)	(36)	(76)	(88)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	180	190	540	570
Income tax expense	68	58	237	194
Mark-to-market on hedging items and other	50	(34)	161	(90)
Consolidated Adjusted EBITDA	1,118	929	3,185	2,824
Adjusted EBITDA attributable to non-controlling interests(3)	(633)	(466)	(1,755)	(1,417)
Adjusted EBITDA	$485	$463	$1,430	$1,407
1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
3.By adjusting Adjusted EBITDA attributable to non-controlling interests, the partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
All reconciling amounts presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended September 30, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while Adjusted EBITDA contributions from investments in associates and joint ventures decreased from the prior year as a result of the impact of foreign exchange, partially offset by contributions from acquisitions.
Q3 2020 INTERIM REPORT 81

For the nine-month period ended September 30, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, and Adjusted EBITDA attributable to non-controlling interests and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth, while Adjusted EBITDA contributions from investments in associates and joint ventures decreased from the prior year as a result of the disposition of our European port operation in June 2019, and the impact of foreign exchange, partially offset by contributions from acquisitions.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Net income attributable to partnership(1)	$5	$82	$63	$210
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	118	102	354	308
Mark-to-market on hedging items and other	49	(58)	61	(62)
Gain on sale of subsidiaries or ownership changes	(28)	—	(64)	(21)
Adjusted earnings	$144	$126	$414	$435
1.Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—class A shares of BIPC, general partner and limited partners.
For the three-month period ended September 30, 2020, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $118 million (2019: $102 million), mark-to-market losses on hedging items and other of $49 million (2019: gains of $58 million) and gains on sale of subsidiaries or ownership changes of $28 million (2019: nil). Adjusted earnings increased from the prior year mainly due to organic growth and contribution from acquisitions, partially offset by the impact of foreign exchange.

For the nine-month period ended September 30, 2020 the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $354 million (2019: $308 million), mark-to-market losses on hedging items and other of $61 million (2019: gains of $62 million) and gains on sale of subsidiaries or ownership changes of $64 million (2019: $21 million). Adjusted earnings decreased from the prior year due lower net income attributable to the partnership concentrated in our transport segment during temporary government imposed shutdowns and the impact of foreign exchange.

82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2020	2019	2020	2019
Net (loss) income per limited partnership unit(2)	$(0.12)	$0.06	$(0.22)	$0.13
Add back or deduct the following:
Depreciation and amortization	0.51	0.48	1.52	1.50
Deferred income taxes	—	0.02	0.08	0.07
Mark-to-market on hedging items	0.15	(0.13)	(0.21)	(0.17)
Valuation losses and other	0.25	0.30	1.10	0.76
Per unit FFO(3)	$0.79	$0.73	$2.27	$2.29

1.Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
2.During the three and nine-month periods ended September 30, 2020, on average there were 295.3 million and 294.5 million limited partnership units outstanding, respectively (2019: 290.9 million and 282.9 million). Net (loss) income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
3.Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and nine-periods were 464.9 million and 464.9 million, respectively (2019: 460.7 million and 448.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and nine-month periods were 418.5 million and 418.4 million respectively (2019: 414.6 million and 404.0 million).
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2020	2019	2020	2019
Net (loss) income per limited partnership unit(1)	$(0.12)	$0.06	$(0.22)	$0.13
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.25	0.23	0.76	0.69
Mark-to-market on hedging items and other	0.24	(0.02)	0.49	0.20
Gains on sale of subsidiaries or ownership changes	(0.06)	—	(0.14)	(0.05)
Adjusted earnings per unit(2)	$0.31	$0.27	$0.89	$0.97

1.During the three and nine-month periods ended September 30, 2020, on average there were 295.3 million and 294.5 million limited partnership units outstanding, respectively (2019: 290.9 million and 282.9 million). Net (loss) income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
2.Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, for the three and nine-periods were 464.9 million and 464.9 million, respectively (2019: 460.7 million and 448.9 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, class A shares of BIPC and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the three and nine-month periods were 418.5 million and 418.4 million, respectively (2019: 414.6 million and 404.0 million).
The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2020	December 31, 2019
Partnership Capital	$20,642	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(13,768)	(14,113)
Deficit	2,703	2,048
Accumulated other comprehensive loss (income)	161	(705)
Ownership changes and other	(527)	(398)
Invested Capital	$9,211	$9,009
Invested capital increased as a result of the issuance of $195 million preferred units and $7 million units during the nine-month period ended September 30, 2020.
Q3 2020 INTERIM REPORT 83

The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2020:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2020	2019	2020	2019
Opening balance	$9,014	$8,204	$9,009	$8,156
Issuance of preferred units and preferred shares, net of repurchases	195	—	195	72
Issuances of limited partnership units and redeemable partnership units, net of repurchases	2	803	7	779
Ending balance	$9,211	$9,007	$9,211	$9,007
Weighted Average Invested Capital	$9,034	$8,855	$9,018	$8,414
We measure return on Invested Capital as AFFO less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2020 was $285 million and $851 million, respectively (2019: $261 million and $822 million). Estimated returns of capital for the three and nine-month periods ended September 30, 2020 were $30 million and 91 million, respectively (2019: $28 million and $81 million).
Our partnership has met its investment return objectives for the three and nine-month periods ended September 30, 2020 with returns on Invested Capital of 11% and 11%, respectively (2019: 11% and 12%).
Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment, respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. Refer to the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$284	$319	$280	$122	$—	$1,005	$(314)	$1,518	$2,209
Costs attributed to revenues	(99)	(148)	(130)	(57)	—	(434)	134	(885)	(1,185)
General and administrative costs	—	—	—	—	(86)	(86)	—	—	(86)
Adjusted EBITDA	185	171	150	65	(86)	485	(180)	633
Other (expense) income	(13)	(6)	—	—	35	16	14	(35)	(5)
Interest expense	(33)	(30)	(35)	(15)	(23)	(136)	27	(169)	(278)
FFO	139	135	115	50	(74)	365	(139)	429
Depreciation and amortization	(45)	(86)	(63)	(45)	—	(239)	98	(270)	(411)
Deferred taxes	(16)	(5)	(5)	8	15	(3)	3	2	2
Mark-to-market on hedging items and other	(7)	—	(34)	(12)	(65)	(118)	21	(18)	(115)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(143)	(143)
Net income (loss) attributable to partnership(2)	$71	$44	$13	$1	$(124)	$5	$—	$—	$5
84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$285	$312	$260	$91	$—	$948	$(329)	$1,045	$1,664
Costs attributed to revenues	(95)	(138)	(132)	(45)	—	(410)	139	(579)	(850)
General and administrative costs	—	—	—	—	(75)	(75)	—	—	(75)
Adjusted EBITDA	190	174	128	46	(75)	463	(190)	466
Other (expense) income	(12)	1	5	2	24	20	4	(25)	(1)
Interest expense	(33)	(47)	(33)	(12)	(20)	(145)	41	(125)	(229)
FFO	145	128	100	36	(71)	338	(145)	316
Depreciation and amortization	(43)	(79)	(62)	(35)	—	(219)	92	(190)	(317)
Deferred taxes	(12)	3	(3)	2	—	(10)	6	1	(3)
Mark-to-market on hedging items and other	(5)	(36)	(17)	(3)	34	(27)	11	(4)	(20)
Share of earnings from associates	—	—	—	—	—	—	36	—	36
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(123)	(123)
Net income (loss) attributable to partnership(2)	$85	$16	$18	$—	$(37)	$82	$—	$—	$82

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$807	$927	$823	$335	$—	$2,892	$(941)	$4,400	$6,351
Costs attributed to revenues	(255)	(445)	(382)	(161)	—	(1,243)	401	(2,645)	(3,487)
General and administrative costs	—	—	—	—	(219)	(219)	—	—	(219)
Adjusted EBITDA	552	482	441	174	(219)	1,430	(540)	1,755
Other (expense) income	(35)	2	—	—	94	61	11	(99)	(27)
Interest expense	(102)	(121)	(105)	(39)	(68)	(435)	115	(487)	(807)
FFO	415	363	336	135	(193)	1,056	(414)	1,169
Depreciation and amortization	(132)	(252)	(190)	(134)	—	(708)	301	(779)	(1,186)
Deferred taxes	(70)	8	(11)	27	8	(38)	1	(17)	(54)
Mark-to-market on hedging items and other	(30)	(98)	(83)	(35)	(1)	(247)	36	(106)	(317)
Share of earnings from associates	—	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(267)	(267)
Net income (loss) attributable to partnership(2)	$183	$21	$52	$(7)	$(186)	$63	$—	$—	$63
Q3 2020 INTERIM REPORT 85

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$832	$1,087	$761	$220	$—	$2,900	$(1,066)	$3,108	$4,942
Costs attributed to revenues	(271)	(540)	(383)	(99)	—	(1,293)	496	(1,691)	(2,488)
General and administrative costs	—	—	—	—	(200)	(200)	—	—	(200)
Adjusted EBITDA	561	547	378	121	(200)	1,407	(570)	1,417
Other (expense) income	(31)	2	19	4	64	58	6	(78)	(14)
Interest expense	(105)	(147)	(94)	(31)	(62)	(439)	128	(371)	(682)
FFO	425	402	303	94	(198)	1,026	(436)	968
Depreciation and amortization	(132)	(264)	(186)	(90)	(1)	(673)	295	(554)	(932)
Deferred taxes	(52)	14	(2)	5	4	(31)	16	1	(14)
Mark-to-market on hedging items and other	28	(113)	(56)	(18)	47	(112)	37	(1)	(76)
Share of earnings from associates	—	—	—	—	—	—	88	—	88
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(414)	(414)
Net income (loss) attributable to partnership(2)	$269	$39	$59	$(9)	$(148)	$210	$—	$—	$210
1.The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Includes net income (loss) attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partners, limited partners and class A shares of BIPC.
The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates, reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$5,330	$7,650	$5,559	$3,141	$(1,959)	$19,721	$(4,149)	$35,417	$7,151	$58,140

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308
86 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Discussion of Segment Reconciling Items
The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(13)	$(62)	$(60)	$(45)	$—	$(180)
Attribution to non-controlling interest	193	223	159	58	—	633
Adjusted EBITDA	180	161	99	13	—	453
Adjustments to items comprising FFO(2)
Contributions from investments in associates	5	14	12	10	—	41
Attribution to non-controlling interest	(54)	(72)	(45)	(33)	—	(204)
FFO	131	103	66	(10)	—	290
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	8	48	48	35	—	139
Attribution to non-controlling interest	(139)	(151)	(114)	(25)	—	(429)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(6)	$(91)	$(57)	$(36)	$—	$(190)
Attribution to non-controlling interest	254	48	139	25	—	466
Adjusted EBITDA	248	(43)	82	(11)	—	276
Adjustments to items comprising FFO(2)
Contributions from investments in associates	2	23	13	7	—	45
Attribution to non-controlling interest	(70)	(29)	(41)	(10)	—	(150)
FFO	180	(49)	54	(14)	—	171
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	4	68	44	29	—	145
Attribution to non-controlling interest	(184)	(19)	(98)	(15)	—	(316)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(40)	$(188)	$(185)	$(127)	$—	$(540)
Attribution to non-controlling interest	596	574	472	113	—	1,755
Adjusted EBITDA	556	386	287	(14)	—	1,215
Adjustments to items comprising FFO(2)
Contributions from investments in associates	17	47	39	23	—	126
Attribution to non-controlling interest	(167)	(217)	(144)	(58)	—	(586)
FFO	406	216	182	(49)	—	755
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	23	141	146	104	—	414
Attribution to non-controlling interest	(429)	(357)	(328)	(55)	—	(1,169)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—
Q3 2020 INTERIM REPORT 87

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(24)	$(283)	$(176)	$(87)	$—	$(570)
Attribution to non-controlling interest	764	169	417	67	—	1,417
Adjusted EBITDA	740	(114)	241	(20)	—	847
Adjustments to items comprising FFO(2)
Contributions from investments in associates	9	69	40	16	—	134
Attribution to non-controlling interest	(201)	(88)	(113)	(47)	—	(449)
FFO	548	(133)	168	(51)	—	532
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	15	214	136	71	—	436
Attribution to non-controlling interest	(563)	(81)	(304)	(20)	—	(968)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—
1.Revenues, costs attributed to revenues, general and administrative costs.
2.Other income, interest expense and cash taxes.
3.Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.
During the three and nine-month periods ended September 30, 2020, contributions from investments in associates and joint ventures decreased as compared to the same periods in 2019. The reduction is primarily attributable to the disposition of our European port operation in June 2019 and the impact of foreign exchange, partially offset by the contributions from acquisitions completed over the past 12 months.
During the three and nine-month periods ended September 30, 2020, attribution to non-controlling interest increased as compared to the same periods in 2019. The increase is primarily attributable to acquisitions completed over the past 12 months.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
88 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2019 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2019. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Standards issued but not yet adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our partnership’s financial reporting.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact on their design and operating effectiveness.
Excluded from our evaluation were internal controls over financial reporting at a telecom tower operation in India for which control was acquired on August 31, 2020. The financial statements of this entity constitute approximately 11% of total assets, 12% of partnership capital, 1% of revenue and 4% of net income of the consolidated financial statements of our partnership as of and for the nine-month period ended September 30, 2020.
Q3 2020 INTERIM REPORT 89

Risks Associated with the Global Pandemic
Our partnership has been closely monitoring developments related to the global pandemic, including the existing and potential impact on global and local economies in the jurisdictions where we operate. While safeguarding the well-being of individuals is our paramount concern, we remain focused on continuity plans and preparedness measures at each of our businesses. Several measures designed to ensure continued operation have been implemented to date, and we continue to evaluate and assess further actions.
Our partnership has a diversified portfolio of operating businesses in the utilities, transport, energy and data infrastructure sectors. Certain businesses have been impacted by the global pandemic. In particular, businesses in the transport segment have experienced adverse impacts on their financial performance as a result of the economic shutdowns and the responses by governments such as our toll roads and port businesses, business and communities in general. Our U.K. connections business has also experienced delays in recognizing earnings associated with the build-out of a contracted backlog of projects. Other of our businesses have been less impacted and some have not been impacted at all, as a result of their regulated or contractual revenue frameworks. The impact on our partnership’s current results has been partially insulated by the contractual and regulated revenue frameworks across many of our businesses.
In the longer term, due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, we are not able at this time to estimate the medium-term impact of the economic shutdowns on our operations. See “Cautionary statement regarding forward-looking statements”.
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the global pandemic. Our partnership has implemented a response plan designed to maintain its operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business, and we have experienced reduced movement of goods and people resulting in lower revenues in our transport segment. We also have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding the global pandemic, it is difficult to predict how significant the impact of the economic shutdowns, including any responses to them, will be on the global economy and our businesses or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of the pandemic and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
90 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the recent novel coronavirus outbreak (“COVID-19”), the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with a global pandemic caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and we may be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q3 2020 INTERIM REPORT 91